7/14

04035572

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME MIRGOR

PROCESSED
JUL 19 2004
THOMSON FINANCIAL

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3941 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 7/19/04

United States Securities and Exchange Commission (U.S. "SEC")
File No.: 82-3941

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

ARLS
12-31-03

MIRGOR

SOCIEDAD ANONIMA, COMERCIAL, INDUSTRIAL, FINANCIERA,

INMOBILIARIA Y AGROPECUARIA

EINSTEIN 1111 - RIO GRANDE

TIERRA DEL FUEGO

ARGENTINA

FINANCIAL STATEMENTS FOR THE PERIOD BEGINNING

JANUARY 1, 2003, AND ENDED DECEMBER 31, 2003,

TOGETHER WITH THE AUDITOR'S REPORT

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

BOARD OF DIRECTORS

MIRGOR S.A.C.I.F.I.A.

CHAIRPERSON

Lic. Roberto Gustavo Vázquez

VICE-CHAIRPERSON

Mr. José Luis Caputo

DIRECTORS

Mr. Pablo Plesko
Mr. André Gold
Mr. Alejandro Carrera

ALTERNATE DIRECTORS

Dr. Diego García Villanueva
Mr. Bernard Clapaud
Mr. Jean Francois Vingre
Mr. Eduardo García Terán
Mr. Jorge Antonio Caputo

ERNST & YOUNG

Pistrelli, Henry Martin y Asociados SRL
25 de Mayo 487 - C1002ABI
Buenos Aires, Argentina

Tel.: (54-11) 4318-1600/4311-6644
Fax: (54-11) 4312-8647/4318-1777
www.ey.com/ar

(Translation of the report originally issued in Spanish)

AUDITOR'S REPORT

To the Chairman and Directors of
Mirgor Sociedad Anónima, Comercial, Industrial, Financiera,
Inmobiliaria y Agropecuaria

1. We have audited the accompanying balance sheets of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria as of December 31, 2003, and 2002, and the related statements of income, changes in shareholders' equity and cash flow for the years then ended. We have also audited the accompanying consolidated balance sheets of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria and its subsidiary as of December 31, 2003, and 2002, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended, which are disclosed as supplementary information. Such financial statements are the responsibility of the Company's Board of Directors. Our responsibility is to express an opinion on such financial statements based on our audits.

2. We performed our audit in accordance with auditing standards effective in Argentina. An audit requires that the auditor plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements and errors. An audit also includes assessing, on a selective test basis, the evidence supporting the information disclosed in the financial statements, the accounting principles used and the significant estimates made by the Company's Management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

3. In our report dated March 10, 2003, our opinion on the financial statements as of December 31, 2002, included: (a) a qualification for unresolved uncertainty due to the possible effects that may arise from the negotiation and final implementation of the agreements with financial institutions that hold claims against the Company, and (b) a qualification for unresolved uncertainty due to failure to recognize the income tax provision of the subsidiary Interclima Sociedad Anónima, as explained in note 1 to the accompanying financial statements. In the year ended December 31, 2003, the uncertainty mentioned in (a) was resolved since the Company completed the negotiation and implementation process related to the agreements with the financial institutions. On the other hand, the Company has considered that contingency mentioned in (b) and the valuation of its investment in the subsidiary and booked the effect as of December 31, 2002, as an amendment to unappropriated retained earnings as of such dated, thus adjusting the financial statements for the period then ended. Consequently, our opinion on the financial statements as of December 31, 2002, as we will express in this report, does not included the abovementioned qualifications.

4. As disclosed in Note 10 to the financial statements mentioned in paragraph (1), the Company and its subsidiary have tax credits and receivables from the Government, the recoverability of which is affected by the economic crisis described in such note. Such recoverability may be affected by the manner in which the Argentine Government restructures its public debt. As a consequence, as of the date of issuance of this report we cannot determine the manner in which and time at which such receivables will be settled by the Argentine Government.

5. As stated in note 1 to the accompanying financial statements and in accordance with the rules of the companies' controlling authorities, the Company has not recognized for accounting purposes the effects of changes in the currency purchasing power from March 1 through September 30, 2003; such recognition is required by the professional accounting standards effective in the City of Buenos Aires, Argentina. Had the effects of such changes been recognized, (a) the loss for the year ended December 31, 2003, would have decreased and the remaining components of shareholders' equity would have decreased, as a whole, by about ARS 740,000 and (b) the balance of accounts as of December 31, 2002, presented for comparative purposes, would have been restated to recognize such effects.

6. The Company has prepared its financial statements as of December 31, 2003, considering the changes in the measurement methods required by the new accounting standards described in Note 1(b) to the accompanying financial statements, affecting unappropriated retained earnings as of the beginning of such year, as described in Note 14 to such financial statements. At the same time and as explained in Note 1(c) to the accompanying financial statements, the Company's Management computed the abovementioned effects on the financial position as of December 31, 2002, and charged the aggregate accumulated effect deriving from the change to income for such year. The Company should have assigned a portion of such effect to accumulated earnings as of the beginning of such year. This action affects the amounts included in the statements of income, changes in shareholders' equity and cash flows for the year ended December 31, 2002.

7. In our opinion, subject to the effect of the adjustments that might have been required had we known the resolution of the uncertainty mentioned in paragraph 4, and except for (i) not restating the financial statements as of December 31, 2002, and the statements of income, changes in shareholders' equity and cash flows for the year ended December 31, 2003, as mentioned in paragraphs 5(b) and (a) respectively, and (ii) not changing the statements of income, changes in shareholder's equity and cash flows for the year ended December 31, 2002, in order to segregate the accumulated effect as of the beginning of such year due to the criteria changes mentioned in paragraph (6), the financial statements mentioned in paragraph (1) present fairly, in all material aspects, the financial position of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria and the consolidated financial position of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria with its subsidiary as of December 31, 2003, and 2002, and the related results of its operations and

Ernst & Young

cash flows for the years then ended, in accordance with the professional accounting standards effective in the City of Buenos Aires, Argentina. Furthermore, in our opinion, except for the changes in the measurement criteria mentioned in paragraph (6), with which we agree, such standards were applied consistently.

8. In compliance with current regulations, we report that:

   a) The financial statements mentioned in paragraph 1 have been transcribed into the Inventory and Financial Statements Book and, except for the matter mentioned in paragraph 7(ii) above have been prepared, in all significant respects, in accordance with the applicable provisions of the Argentine Business Associations Law and CNV (Argentine National Securities Commission) regulations.

   b) The financial statements of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria have been taken from accounting records carried, in all formal respects in accordance with current legislation, except as indicated in note 9 to the accompanying financial statements, and in accordance with provisions established in Disposition No. 1000/00 of the *Inspección General de Justicia de Tierra del Fuego* (Tierra del Fuego Province regulatory agency of business associations) dated December 13, 2000.

   c) The information contained in points (2) and (3) of the "Summary of Events for the Fiscal Year Ended December 31, 2003", which the Company presents in compliance with CNV and Buenos Aires Stock Exchange regulations, is taken from the accompanying financial statements as of December 31, 2003, and 2002, as well as those as of December 31, 2001, 2000, and 1999 (after having been restated into constant pesos through February 28, 2003, as detailed in note 1(a) to the accompanying financial statements), which are not included in the accompanying document and on which we issued our reports dated March 8, 2002, March 9, 2001, and March 9, 2000, respectively, to which we refer and which are to be read in conjunction with this report. The information related to the fiscal years ended December 31, 2001, 2000, and 1999, has not been amended by Company Management to incorporate the measurement method changes mentioned in paragraph 6, or to reflect the restatement required by professional accounting standards as mentioned in paragraph 5 above.

   d) During the fiscal year ended December 31, 2003, we have billed professional fees for audit. services rendered to the issuer of these financial statements that represent 100% of total billings to the issuer on all accounts, 75% of the audit services billed to the issuer, its parent and its subsidiary, and 75% of total billings to the issuer, its parent and its subsidiary on all accounts.

ERNST & YOUNG

e) As of December 31, 2003, the debt accrued in employer and employee contributions to the SIJP (Integrated Retirement and Survivors' Pension System) as shown in the Company's financial records amounts to ARS 216,507, none of which was due and payable as of such date.

Buenos Aires City,
March 10, 2004

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. I Fo. 13

Adolfo Lázara (Partner)
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. LXIX Fo. 174

United States Securities and Exchange Commission (U.S. "SEC")
File No.: 82-3941

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR SOCIEDAD ANONIMA, COMERCIAL, INDUSTRIAL, FINANCIERA, INMOBILIARIA Y AGROPECUARIA

REGISTERED OFFICE: Einstein 1111 – Río Grande – Tierra del Fuego, Argentina

Main business: Manufacture of air conditioning equipment for vehicles.

Registration date with the Public Registry of Commerce:

- Of the articles of incorporation: June 1, 1971.
- Of the last amendment to of the articles of incorporation: August 22, 1997.

Expiry of the articles of incorporation: May 31, 2070

FISCAL YEAR No. 33 BEGINNING JANUARY 1, 2003,

SUMMARY OF EVENTS
For the fiscal year ended December 31, 2003
(Figures stated in Argentine pesos, "ARS"– see Note 1)

1. *BRIEF DESCRIPTION OF THE COMPANY'S ACTIVITIES DURING THE FISCAL YEAR.*

The results of operations for the fiscal year ended December 31, 2003, were a loss of 2,907,227, which represented 2.53% of sales revenues for the year, as compared with the prior year's loss of 15,155,221, which represented 12.42% of sales revenues. This improvement is due to the stabilization of the economy and the Company's achievements as to its competitiveness .

During 2003 there was a gradual consolidation of the economic changes resulting from the government measures taken during 2002 and ratified by the new government administration, which gave economic players a further signal of reassurance by keeping on the same Minister of Economy

Although there were important developments in this period, it is also true that many issues remain pending, such as the new Employment Contracts Law, definition on structural reforms, the conflicts with the privatized utility companies regarding their rates, and other issues, resolution of which would provide greater certainty as to the path Argentina will take.

As regards our industry in particular, it recovered significantly in 2003 but it is still far below the levels once achieved. This recovery was due to an increase in domestic demand in comparison with the prior year, but also due to a very significant development, namely the increase of exports, not to Brazil, but rather to Mexico and Chile.

This was less turbulent than the previous year as a result of price-change guidelines having been fixed and the stabilization of cost factors, which allowed the Company to concentrate its efforts on improving productivity, logistics and the quality of our products.

Two developments occurred this fiscal year definitely deserve highlighting: the increase in the market share of Mirgor products; and the addition of new products to the General Motors line in the second half of the year, the effects of which will be fully felt only next year.

2. *EQUITY STRUCTURE* (figures related to the consolidated statements, stated in constant pesos – see note 1)

	12/31/2003	12/31/2002	12/31/2001	12/31/2000	12/31/1999
Current assets	67,547,756	66,879,625	60,949,060	93,547,581	110,131,652
Noncurrent assets	32,391,773	38,458,205	56,790,548	49,575,217	51,740,269
Total assets	99,939,529	105,337,830	117,739,608	143,122,798	161,871,921
Current liabilities	33,133,081	30,199,587	44,280,865	57,420,394	66,056,935
Noncurrent liabilities	11,411,548	16,836,705	-	-	-
Total liabilities	44,544,629	47,036,292	44,280,865	57,420,394	66.056.935
Minority interest	4,119	3,530	5,514	5,608	5.819
Shareholders' equity	55,390,781	58,298,008	73,453,229	85,696,796	95.809.167
Total liabilities and Shareholders' equity	99,939,529	105,337,830	117,739,608	143,122,798	161.871.921

3. INCOME STRUCTURE (figures related to the consolidated statements and stated in constant pesos – see note 1)

	12/31/2003	12/31/2002	12/31/2001	12/31/2000	12/31/1999
Ordinary operating income (loss)	610,119	1,723,633	(3,175,913)	3,224,474	4,413,067
Financial expense	(1,189,193)	(16,139,916)	(6,666,470)	(5,062,135)	(5,163,189)
Other (expenses) / revenues	(1,535,015)	(356,707)	(935,779)	78,478	633,197
Income tax	(792,549)	(384,214)	-	-	-
Minority interest gain (loss)	(589)	1,983	97	214	195
Ordinary income (loss), net	(2,907,227)	(15,155,221)	(10,778,065)	(1,758,969)	(116,730)
	-	-	(1,465,501)	-	2,538,779
Income (loss), net	(2,907,227)	(15,155,221)	(12,243,566)	(1,758,969)	2,422,049

4. STATISTICAL DATA (1)

Number of units	12/31/2003		12/31/2002		12/31/2001		12/31/2000		12/31/1999	
	Quarter	Accum	Quarter	Accum	Quarter	Accum.	Quarter	Accum.	Quarter	Accum
Production (2)	63,595	215,288	43,303	147,618	26,995	178,250	63,164	232,861	39,540	226,689
Sales (3)	51,810	186,643	41,063	137,478	23,990	123,219	62,452	186,682	42,551	152,545
- Local	27,582	84,255	20,333	67,590	17,172	73,093				
Equipment with air	16,274	41,451	12,346	35,839	11,442	47,004				
Equipment without air	6,487	25,065	4,857	19,056	5,730	26,089				
Dashboard	4,821	17,739	3,130	12,695	-	-				
- Exports	24,228	102,388	2,0730	69,888	6,818	50,126				

(1) As from this fiscal year, ICSA discloses the units sold as statistical information.
(2) It includes the one related to Interclima S.A.
(3) The units sold among companies are not included.

5. RATIOS

	12/31/2003	12/31/2002	12/31/2001	12/31/2000	12/31/1999
Current ratio	2.04	2.21	1.38	1.63	1.67
Equity to debt ratio	1.24	1.24	1.66	1.49	1.45
Fixed asset-to-equity capital ratio	0.32	0.37	0.48	0.35	0.32

6. CHANGES IN THE MARKET PRICE OF SHARES

December 2003	December 2002	November 2003	November 2002	October 2003	October 2002
19.75	10.20	18.20	10.00	16.50	7.30
September 2003	**September 2002**	**August 2003**	**August 2002**	**July 2003**	**July 2002**
15.70	6.00	14.70	5.20	15.80	5.40
June 2003	**June 2002**	**May 2003**	**May 2002**	**April 2003**	**April 2002**
16.10	4.30	15.50	4.60	12.60	4.50
January 2003	**January 2002**	**February 2003**	**February 2002**	**March 2003**	**March 2002**
9.40	4.10	10.10	4.10	9.30	4.10

7. PROSPECTS

For the next fiscal year, the Company is projecting an increase in the volume sold to General Motors, as the result of the agreement signed in late 2003, deliveries under which began in such fiscal year. As regards other automobile manufacturers, Renault and Volkswagen especially, the Company is in expectation of announcements as to the renewal of the models currently in production.

Meanwhile, the expected improvement in the internal demand for cars manufactured domestically enables us to foresee a general increase in the sale of our equipment due to an increased demand from automobile manufacturers overall .

As regards our subsidiary Interclima S.A., its business volume is also expected to increase due to both the introduction of new products, expected to take place in the first quarter of 2004, and the recovery of activity in its plant in Río Grande, Tierra del Fuego, resulting from the authorization for product substitution obtained from the Industry Department.

Buenos Aires, March 10, 2004.

MIRGOR S.A.C.I.F.I.A.

Lic. Roberto G. Vázquez
Chairman

United States Securities and Exchange Commission (U.S. "SEC")
File No.: 82-3941

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR SOCIEDAD ANONIMA, COMERCIAL, INDUSTRIAL, FINANCIERA, INMOBILIARIA Y AGROPECUARIA

FINANCIAL STATEMENTS RELATED TO FISCAL YEAR NO. 33 FOR THE YEAR BEGINNING JANUARY 1, 2003, AND ENDED DECEMBER 31, 2003, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR.

REGISTERED OFFICE: Einstein 1111 – Río Grande – Tierra del Fuego, Argentina

Main business: Manufacture of air conditioning equipment for vehicles.

Registration date with the Public Registry of Commerce:

- Of the articles of incorporation: June 1, 1971.
- Of the first amendment to the articles of incorporation: July 1, 1994.
- Of the last amendment to the articles of incorporation: August 22, 1997.

Registration number with the IGJ (regulatory agency of business associations): 40,071

Expiry of the articles of incorporation: April 13, 2070.

Parent company: disclosed in note 6 to the stand-alone financial statements.

Capital structure: see note 3 to the stand-alone financial statements.

The Company is not enrolled in the Statutory Optional System for the Mandatory Acquisition of Public Offerings.

	PESOS
20,000,000 shares of common stock, face value, ARS 0.10 per share Subscribed, paid-in, issued, and registered with the Public Registry of Commerce	2,000,000

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

Supplementary information

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 30, 2003, COMPARATIVELY WITH THE PRIOR YEAR

Figures stated in Argentine pesos – See note 1

	2003	2002
ASSETS		
CURRENT ASSETS		
Cash – Note 2	13,781,162	8,949,955
Short-term investments – Note 2	1,547	5,064,959
Trade receivables – Note 2	15,502,566	8,806,415
Taxes receivable – Note 2	278,422	1,076,940
Other receivables – Note 2	1,284,985	2,166,336
Inventories – Note 2	36,699,074	40,815,020
TOTAL CURRENT ASSETS	67,547,756	66,879,625
NONCURRENT ASSETS		
Other receivables – Note 2	3,499,885	5,039,934
Taxes receivable – Note 2	6,036,894	5,566,639
Intangible assets – Note 1(e)b	32,903	366,168
Property, plant and equipment – Note 1(e)a	22,822,091	27,485,464
TOTAL NONCURRENT ASSETS	32,391,773	38,458,205
TOTAL ASSETS	99,939,529	105,337,830

Notes 1 through 3 to the consolidated financial statements and notes 1 through 15 to the stand-alone financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part of and should be read together with these statements.

United States Securities and Exchange Commission (U.S. "SEC")
File No.: 82-3941

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

Supplementary information

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 30, 2003, COMPARATIVELY WITH THE PRIOR YEAR

Figures stated in Argentine pesos – See note 1

	2003	2002
LIABILITIES		
CURRENT LIABILITIES		
Payables		
Trade payables – Note 2	20,238,645	11,639,916
Salaries, payroll and other taxes payable – Note 2	3,044,863	1,480,776
Customer prepayments - Note 2	4,050,543	6,423,746
Loans – Note 2	5,568,642	9,457,954
Other	230,388	154,602
Total Liabilities	33,133,081	29,156,994
Provisions	-	1,042,593
TOTAL CURRENT LIABILITIES	33,133,081	30,199,587
NONCURRENT LIABILITIES		
Payables		
Customer prepayments	1,761,404	-
Loans – Note 2	9,650,144	16,836,705
TOTAL NONCURRENT LIABILITIES	11,411,548	16,836,705
TOTAL LIABILITIES	44,544,629	47,036,292
Minority interest in subsidiaries	4,119	3,530
SHAREHOLDERS' EQUITY	55,390,781	58,298,008
TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY	99,939,529	105,337,830

Notes 1 through 3 to the consolidated financial statements and notes 1 through 15 to the stand-alone financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part of and should be read together with these statements.

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

Supplementary information

CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2003, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR

Figures stated in Argentine pesos – See note 1

	2003	2002
Net sales (including VAT benefits amounting to 14,068,442 and 15,208,391)	114,705,458	121,981,311
Cost of goods sold	(103,001,015)	(109,044,570)
GROSS REVENUES	11,704,443	12,936,741
Administrative expenses - Exhibit H	(7,970,008)	(8,571,295)
Selling expenses – Exhibit H	(3,287,313)	(2,641,813)
Other expense / income	(1,535,015)	(356,707)
Financial expense and holding losses from assets		
Interest	228,304	(2,019,570)
Foreign exchange difference	(871,228)	(5,079,030)
Holding gains (losses) – Inventories	(2,526,086)	16,741,014
Allowances / provisions	(8,582)	(2,806,762)
Gain (loss) on exposure to inflation	(346,836)	(14,172,893)
Current investments and tax credits	(138,327)	(399,944)
Financial expense and holding losses from liabilities		
Interest	(1,143,778)	2,423,411
Foreign exchange difference	3,420,162	(13,530,337)
Gain (loss) on exposure to inflation	392,315	2,746,906
Loss from long-term investments	(32,140)	(42,711)
Loss before income tax	(2,114,089)	(14,772,990)
Income tax	(792,549)	(384,214)
Loss after income tax	(2,906,638)	(15,157,204)
Minority interest in subsidiaries	(589)	1,983
(LOSS) INCOME FOR THE YEAR	(2,907,227)	(15,155,221)

Notes 1 through 3 to the consolidated financial statements and notes 1 through 16 to the stand-alone financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part of and should be read together with these statements.

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MIRGOR S.A.C.I.F.I.A.

Additional information

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2003, COMPARATIVELY WITH THE PRIOR YEAR

Figures stated in Argentine pesos – See note 1

	2003	2002
CHANGES IN CASH		
Cash at beginning of year	14,014,326	4,999,102
Cash at end of year	13,782,122	14,014,326
Cash (decrease) increase	(232,204)	9,015,224
SOURCES OF CHANGES IN CASH		
OPERATING ACTIVITIES		
Ordinary income (loss) for the year	(2,907,227)	(15,155,221)
Interest and foreign exchange difference accrued	(957,741)	426,234
	792,549	384,214
Adjustments to reach net cash flows deriving from operating activities		
PP&E depreciation and intangible assets amortization	5,402,052	5,643,937
Minority interest	589	(1,983)
Allowance for impairment in value of inventories (net effect)	729,220	3,829,783
Loss from long-term investments	32,140	42,711
Loss from current investments	-	699
Contingency provision	(1,042,593)	1,042,593
Impairment in value of PP&E advances from exposure to inflation	1,618	697,812
Changes in operating assets and liabilities:		
Trade receivables	(6,696,151)	7,149,957
Inventories	3,386,725	(6,810,279)
Trade payables	8,598,729	(88,687)
Salaries, payroll and other taxes (net of receivables)	1,099,802	7,068,248
Customer prepayments	(611,799)	6,423,746
Other	2,463,539	2,364,438
Interest repayment	(2,062,094)	(2,133,299)
NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES	8,229,358	10,884,903

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Additional information

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2003, COMPARATIVELY WITH THE PRIOR YEAR

Figures stated in Argentine pesos – See note 1

	2003	2002
INVESTMENT ACTIVITIES		
PP&E acquisition	(405,525)	(396,180)
NET CASH FLOW USED IN INVESTMENT ACTIVITIES	(405,525)	(396,180)
FINANCING ACTIVITIES		
Loan repayment	(8,056,037)	(1,473,499)
NET CASH FLOW USED IN FINANCING ACTIVITIES	(8,056,037)	(1,473,499)
NET CASH (DECREASE) INCREASE	(232,204)	9,015,224

Notes 1 through 3 to the consolidated financial statements and notes 1 through 15 to the stand-alone financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part of and should be read together with these statements.

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MIRGOR S.A.C.I.F.I.A.

Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002.

Figures stated in Argentine pesos – See note 1

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

a) Applicable accounting standards

The financial statements as of December 31, 2003, and 2002, have been prepared following CNV (Argentine Securities Commission) General Resolution No. 368 guidelines, within effective professional accounting standards with the restrictions and additions provided for in Resolution No. 434, which amended Exhibit I to Book No. 7 "Informative System" of such resolution and the discontinuance of the effects of changes in the currency purchasing power set forth by CNV General Resolution No. 441, as indicated in note 1 to the basic financial statements.

b) Valuation and disclosure method summary

The valuation and disclosure methods used in the consolidated financial statements are similar to those disclosed in note 1 to the stand-alone financial statements, except for the valuation of interests in subsidiaries, which in the current statements have been incorporated line by line following the method of FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 4 as amended by FACPCE Technical Resolution No. 19 with the applicable deletions.

c) Consolidation bases

Following the procedure established in FACPCE Technical Resolution No. 4 amended by Technical Resolution No. 19, MIRGOR S.A.C.I.F.I.A. has consolidated its financial statements as of December 31, 2003 and December 31, 2002, as the case may be, line by line with those of its subsidiary, Interclima Sociedad Anónima, where it holds majority voting rights.

Corporate control is as follows:

Subsidiary	Interest in the common stock and voting rights as of 12/31/03	Year-end
Interclima Sociedad Anónima	99.9667%	12/31/03

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Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002- Continued

Figures stated in Argentine pesos – See note 1

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - Continued

d) Financial statements used in consolidation

The consolidated financial statements as of December 31, 2003, and December 31, 2002, were prepared using the financial statements of Interclima Sociedad Anónima as of December 31, 2003, audited by Pistrelli, Henry Martin y Asociados S.R.L., and as of December 31, 2002, audited by Henry Martin, Lisdero y Asociados, with their respective auditors' reports dated March 10, 2004, carrying "except for" qualifications and qualifications for unresolved uncertainties, and March 10, 2003, also carrying "except for" qualifications and qualifications for unresolved uncertainties.

e) Changes in significant assets

	12/31/03 ARS	12/31/02 ARS
a) PP&E		
Balance at beginning of year	27,485,464	38,586,113
Additions	417,225	530,342
Retirements (net of depreciation)	(11,811)	(6,395,002)
Depreciation	(5,068,787)	(5,235,989)
Balance at end of year	22,822,091	27,485,464

	ARS	ARS
b) Intangible assets		
Balance at beginning of year	366,168	774,116
Amortization	(333,265)	(407,948)
Balance at end of year	32,903	366,168

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Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002 - Continued

Figures stated in Argentine pesos – See note 1

NOTE 2 – MAIN ACCOUNT BREAKDOWN

	12/31/03	12/31/02
ASSETS		
CURRENT ASSETS		
Cash		
On hand and imprest fund in Argentine currency	41,658	17,899
On hand in foreign currency	105,476	848,257
In banks in Argentine currency	4,461,304	7,789,049
In banks in foreign currency	9,172,724	294,750
	13,781,162	8,949,955
Short-term investments		
Savings account and other in foreign currency	-	5,063,401
Savings account in Argentine currency and other	1,547	1,558
	1,547	5,064,959
Trade receivables		
Trade receivables	15,015,866	8,225,134
Trade receivables in foreign currency	571,877	666,395
Allowance for doubtful accounts	(85,177)	(85,114)
	15,502,566	8,806,415
Taxes receivable		
VAT credit	232,808	1,006,753
Other	45,614	70,187
	278,422	1,076,940
Other receivables		
Notes receivable	749,597	1,513,368
Interest to be accrued	(95,109)	(78,248)
Miscellaneous receivables	-	284,635
Other	630,497	446,581
	1,284,985	2,166,336

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Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002 - Continued

Figures stated in Argentine pesos – See note 1

NOTE 2 - MAIN ACCOUNT BREAKDOWN - Continued

	12/31/03	**12/31/02**
Inventories		
Manufactured products	11,433,737	11,335,434
Raw material	22,932,903	31,804,395
Raw material in transit	7,771,539	3,303,341
Stock at end of period	42,138,179	46,443,170
Prepayments to vendors in Argentine currency	371,927	804,366
Prepayments to vendors in foreign currency	2,109,971	759,267
Allowance for impairment in value	(7,921,003)	(7,191,783)
	36,699,074	40,815,020
NONCURRENT ASSETS		
Other receivables		
Reimbursements in Argentine currency receivable	2,254,264	2,067,247
Notes receivable	1,426,633	3,410,035
Interest to be accrued	(181,012)	(469,490)
Other	-	32,142
	3,499,885	5,039,934
Taxes receivable		
Compulsory savings	7,842	7,900
VAT credit	3,266,016	2,984,289
Minimum presumed income tax	1,503,330	1,273,669
Promotional benefits receivable	779,973	925,103
Other	479,733	375,678
	6,036,894	5,566,639

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Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002 - Continued

Figures stated in Argentine pesos – See note 1

NOTE 2 - MAIN ACCOUNT BREAKDOWN - Continued

	12/31/03	12/31/02
LIABILITIES		
CURRENT LIABILITIES		
Payables		
Trade payables		
In local currency	6,828,975	6,359,492
In foreign currency	13,409,670	5,280,424
	20,238,645	11,639,916
Salaries, payroll and other taxes		
Employee benefits	722,493	494,668
Taxes payable	2,322,370	986,108
	3,044,863	1,480,776
Customer prepayments		
In local currency	1,798,553	-
In foreign currency	2,251,990	6,423,746
	4,050,543	6,423,746
Loans		
Financial loans in local currency	2,216,748	4,948,206
Financial loans in foreign currency	3,351,894	4,509,748
	5,568,642	9,457,954
NONCURRENT LIABILITIES		
Payables		
Loans		
Financial loans in local currency	2,782,244	2,807,948
Financial loans in foreign currency	6,867,900	14,028,757
	9,650,144	16,836,705

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Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002 - Continued

NOTE 3 – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are the English translation of those originally issued in Spanish.

They are presented in accordance with generally accepted accounting principles in Argentina. The effects of the differences between Argentine generally accepted accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements may be used have not been quantified.

Accordingly, these financial statements are not intended to present financial position, results of operations and changes in financial position in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

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EXHIBIT

SHARES, DEBENTURES, OTHER SECURITIES ISSUED IN SERIES, AND INTEREST IN THE COMPANY FOR THE YEAR ENDED DECEMBE 31, 2003, PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

Figures stated in Argentine pesos – See Note 1(a)

	12/31/03													12/31/02
							Information on the issuer							
								Latest financial statements issued						
Securities name and features	Face values	Amounts	Cost values	Value by the equity method	Highest investment value	Book values	Main business	Date	Capital	Return for period	Equity	Interest % on capital stock		Book value
Companies under Law No. 19.550, Section 33 (subsidiaries and affiliates)														
INTERCLIMA Sociedad Anónima	1	11,996	8,815,917	11,082,333		11,082,333	Auto-part manufacturing and interchanges for air conditioning and heating equipment	12/31/03	12,000	1,768,182	12,369,130	99.97%		10,149,174
Total noncurrent investments						11,082,333								10,149,174
Total investments						11,082,333								10,149,174

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EXHIBIT H

INFORMATION REQUIRED BY LAW No. 19,550, SECTION 64 B(I) FOR THE YEAR ENDED DECEMBER 31, 2003, PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

Figures stated in Argentine pesos – See Note 1(a)

	12/31/03				12/31/02
Accounts	**Production costs**	**Administrative expenses**	**Selling expenses**	**Total**	**Total**
Salaries and wages	4,539,132	2,397,871	429,574	7,366,577	7,670,005
Payroll taxes and employee benefits	1,006,356	764,784	110,984	1,882,124	1,773,065
Insurance	478,066	100,889	5,203	584,158	599,249
Fees and training expenses	199,164	437,636	4,314	641,114	658,435
Taxes, rates, and assessments	713,897	462,681	1,158,798	2,335,376	1,172,604
Other administrative expenses	-	1,618,854	-	1,618,854	2,132,764
PP&E depreciation	3,166,635	1,946,492	48,124	5,161,251	5,328,455
Intangible asset amortization	-	240,801	-	240,801	315,482
Other production expenses	1,598,485	-	-	1,598,485	1,639,906
Customs clearance and taxes	2,456,420	-	-	2,456,420	4,311,971
Shipping, handling and freight	9,109,211	-	695,734	9,804,945	9,960,132
	-	-	172,446	172,446	314,027
Other selling expenses	-	-	662,136	662,136	785,564
Total 2003	23,267,366	7,970,008	3,287,313	34,524,687	
Total 2002	25,448,551	8,571,295	2,641,813		36,661,659

United States Securities and Exchange Commission (U.S. "SEC")
File No.: 82-3941

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BALANCE SHEET AS OF DECEMBER 31, 2003, PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

Figures stated in Argentine pesos – See note 1(a)

	12/31/03	12/31/02
ASSETS		
CURRENT ASSETS		
Cash – Note 2	13,674,837	8,140,586
Short-term investments – Note 2	1,547	5,064,959
Trade receivables – Note 2	14,828,548	8,120,841
Taxes receivable – Note 2	110,166	906,803
Other receivables – Note 2	1,266,005	1,864,324
Inventories – Note 2	34,421,150	38,774,595
TOTAL CURRENT ASSETS	64,302,253	62,872,108
NONCURRENT ASSETS		
Long-term investments	11,082,333	10,149,174
Taxes receivable – Note 2	2,495,602	2,643,206
Other receivables – Note 2	2,165,391	3,867,128
Property, plant and equipment	20,690,057	24,926,314
Intangible assets	25,384	266,185
TOTAL NONCURRENT ASSETS	36,458,767	41,852,007
TOTAL ASSETS	100,761,020	104,724,115

The accompanying notes 1 to 16 are an integral part of these financial statements.

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BALANCE SHEET AS OF DECEMBER 31, 2003, PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

Figures stated in Argentine pesos – See note 1(a)

	12/31/03	12/31/02
LIABILITIES		
CURRENT LIABILITIES		
Payables		
Trade payables – Note 2	18,313,122	10,190,234
Salaries, payroll and other taxes – Note 2	1,628,652	1,015,461
Loans – Note 2	5,568,642	9,457,954
Customer prepayments – Note 2	4,050,543	6,423,746
Other payables – Note 2	1,397,732	1,459,414
Total Liabilities	30,958,691	28,546,809
Provisions	-	1,042,593
TOTAL CURRENT LIABILITIES	30,958,691	29,589,402
NONCURRENT LIABILITIES		
Payables		
Loans – Note 2	9,650,144	16,836,705
Customer prepayments	1,761,404	-
Other payables – Note 2	3,000,000	-
TOTAL NONCURRENT LIABILITIES	14,411,548	16,836,705
TOTAL LIABILITIES	45,370,239	46,426,107
SHAREHOLDERS' EQUITY	55,390,781	58,298,008
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	100,761,020	104,724,115

The accompanying notes 1 to 15 are an integral part of these financial statements.

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STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2003, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR

Figures stated in Argentine pesos – See note 1(a)

	12/31/03	12/31/02
Net sales (including VAT benefits amounting to 14,068,442 and 15,208,391) – Note 4(e)	106,727,042	110,044,649
Cost of goods sold	(98,564,314)	(100,374,000)
GROSS REVENUES	8,162,728	9,670,649
Administrative expenses	(7,754,753)	(8,353,417)
Selling expenses	(3,056,400)	(2,305,763)
Other (expense) / income – Note 2	(702,267)	415,239
Ordinary income (loss) from long-term investments	933,161	(6,365,335)
Financial expense and holding losses from assets		
Interest	286,238	(1,332,444)
Foreign exchange difference	(619,331)	(4,358,049)
Holding gains (losses) – Inventories	(2,413,197)	16,513,371
Allowances / provisions	9,549	(2,542,522)
Gain (loss) on exposure to inflation	(260,408)	(7,243,121)
Current investments and tax credits	(138,327)	(399,944)
Financial expense and holding losses from liabilities		
Interest	(1,109,573)	2,403,262
Foreign exchange difference	3,398,917	(13,371,909)
Gain (loss) on exposure to inflation	356,436	2,114,762
NET (LOSS) INCOME FOR THE PERIOD	(2,907,227)	(15,155,221)
NET (LOSS) EARNINGS PER SHARE – NOTE 13		
BASIC ORDINARY	(0.1454)	(0.7578)
DILUTED ORDINARY	(0.1454)	(0.7578)

The accompanying notes 1 to 15 are an integral part of these financial statements.

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STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR YEAR ENDED DECEMBER 31, 2003, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR

Figures stated in Argentine pesos – See note 1(a)

	12/31/03											12/31/02
							Appropriated retained earnings					
DETAIL	Capital stock	Capital stock adjustment	Noncapitalized contributions	Noncapitalized contribution adjustments	Issuance premiums	Total	Legal reserve	Other reserves (*)	Total	Unappropriated retained earnings	Total	Total
lances at beginning of year	2,000,000	4,155,936	497	717	5,243,562	11,400,712	2,280,143	73,708	2,353,851	46,855,986	60,610,549	73,453,229
lance modification-Note	-	-	-	-	-	-	-	-	-	(2,312,541)	(2,312,541)	-
odified balances at ginning of year	2,000,000	4,155,936	497	717	5,243,562	11,400,712	2,280,143	73,708	2,353,851	44,543,445	58,298,008	73,453,229
t income(loss) for the year	-	-	-	-	-	-	-	-	-	(2,907,227)	(2,907,227)	(15,155,221)
lances as of December 31, 03	2,000,000	4,156,936	497	717	5,243,562	11,400,712	2,280,143	73,708	2,353,851	41,636,218	55,390,781	
lances as of December 31, 02	2,000,000	4,155,936	497	717	5,243,562	11,400,712	2,280,143	73,708	2,353,851	44,543,445		58,298,008

') See note 3(b)

he accompanying notes 1 to 15 are an integral part of these financial statements.

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STATEMENT OF CASH FLOWS FOR YEAR ENDED DECEMBER 31, 2003, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR

Figures stated in Argentine pesos – See note 1(a)

	12/31/03	12/31/02
CHANGES IN CASH (1)		
Cash at beginning of year	13,204,957	4,990,962
Cash at end of year	13,675,797	13,204,957
Cash (decrease) increase	470,840	8,213,995
SOURCES OF CHANGES IN CASH		
OPERATING ACTIVITIES		
Ordinary (loss) income for the year	(2,907,227)	(15,155,221)
Interest and foreign exchange difference accrued	(957,741)	426,234
Adjustments to reach net cash flows deriving from operating activities		
PP&E depreciation and intangible assets amortization	4,784,699	5,020,293
Allowance for impairment in value of inventories (net effect)	661,689	3,520,607
Income (Loss) from long-term investments	(933,161)	6,365,335
Loss from current investments	-	699
Contingency provision	(1,042,593)	1,042,593
Impairment in value of PP&E advances from exposure to inflation	1,585	691,572
Changes in operating assets and liabilities:		
Trade receivables	(6,707,707)	7,382,716
Inventories	3,691,756	(6,605,347)
Trade payables	8,122,888	(965,777)
Salaries, payroll and other taxes (net of receivables)	1,557,432	3,974,447
Customer prepayments	(611,799)	6,423,746
Other	5,236,868	66,100
Interest repayment	(2,062,094)	(2,133,300)
NET CASH FLOW (USED IN) PROVIDED BY OPERATING ACTIVITIES	8,834,595	10,054,697

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STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2003, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR

Figures stated in Argentine pesos – See note 1(a)

	12/31/03	12/31/02
INVESTMENT ACTIVITIES		
PP&E acquisition	(307,718)	(367,203)
NET CASH FLOW USED IN INVESTMENT ACTIVITIES	(307,718)	(367,203)
FINANCING ACTIVITIES		
Loan repayment	(8,056,037)	(1,473,499)
NET CASH FLOW USED IN FINANCING ACTIVITIES	(8,056,037)	(1,473,499)
NET CASH (DECREASE) INCREASE	470,840	8,213,995

(1) Not considering the temporary investments in shares

The accompanying notes 1 to 15 are an integral part of these financial statements.

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NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002

Figures stated in Argentine pesos – See Note 1.(a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

a) Restatement into constant pesos

Professional accounting standards provide that financial statements are to be stated in constant pesos and that, in inflationary or deflationary conditions, the financial statements are to be restated into pesos with the purchasing power of the date of issuance of such statements, recognizing in accounts the changes in the "IPIM", i.e. the wholesale price index published in the INDEC (Argentine Statistics and Census Bureau), in accordance with the restatement method established in Technical Resolution (TR) No. 6 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences).

The Company's financial statements as of December 31, 2003, and 2002, recognize the changes in the purchasing power of the peso through February 28, 2003, in accordance with Federal Executive Decree No. 664/2003 and CNV (Argentine National Securities Commission) No. 441. Under professional accounting standards the restatement method established in TR No. 6 should have been discontinued only as from October 1, 2003. Had the changes in the purchasing power of the peso been recognized through September 30, 2003, (a) the loss for the fiscal year ended December 31, 2003, would have decreased by about 743,353, and (b) the accounts presented for comparative purposes would have been restated. The effects of such non-recognition on shareholders' equity are not significant.

b) New accounting standards applied to financial statements preparation and presentation

The CNV(Argentine National Securities Commission) issued General Resolution No. 434, dated January 14, 2003, whereby it adopted, with certain exceptions and mandatory effectiveness as from January 1, 2003, the new professional accounting standards approved by the CPCECABA (Buenos Aires City Professional Council in Economic Sciences) (FACPCE – Argentine Federation of Professional Councils in Economic Sciences - Technical Resolutions Nos. 16 through 20, with the amendments incorporated by CPCECABA resolutions CD 238/01, 243/01, 261/01, 262/01, 187/02 and MD 32/02).

Such accounting standards incorporated changes in the methods for measuring shareholders' equity and determining income (loss), as well as new disclosure requirements. The changes that could be most significant to the Company are the determination of net present value of tax receivables, the quantification of income tax by the deferred tax method, restrictions on the recognition of intangible assets and other disclosure aspects such as earnings per share, as explained in each of the accounts or items in question.

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NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002 - Continued

Figures stated in Argentine pesos – See Note 1.(a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

The effects of the changes in the new accounting standards at the beginning of the first fiscal year of their effectiveness have been booked retroactively, that is to say that they have affected Prior-year Income(loss) as indicated in Note 14.

c) Comparability

The balances as of December 31, 2002, presented comparatively are those resulting from restating the amounts of the financial statements as of such dates into pesos of February 28, 2003, following the method described in point (a) above. Such financial statements for comparative purposes have been amended applying the new standards mentioned in this note and include the effects of the adjustments mentioned in Note 14. It should be noted that, although the new professional accounting standards require that the financial statements presented for comparative purposes be adapted to the newly adopted accounting methods, Company Management, for reasons of practicality, timeliness and cost-benefit balance decided to compute the abovementioned effects on the financial position as of December 31, 2002, without considering the impact of the new standards on the determination of the income (loss) for the fiscal year then ended.

The situation described in the preceding paragraph affects the financial statements comparability.

d) Valuation methods

The main valuation methods used to prepare the financial statements:

- Cash, current investments, trade receivables, other receivables and liabilities:

  In Argentine pesos: at nominal value at end of the period including, as the case may be, explicit and imputed interest accrued as of such dates, which has been determined by calculating the discounted value of cash flows, following the methods under CPCECABA Resolution MD No. 32/02, considering the present economic circumstances due to the current characteristics of the financial market; for such purpose, the interest rate on financing obtained by the company has been considered.

  In foreign currency: at nominal value in foreign currency plus explicit and imputed interest accrued as of period – end, converted at the exchange rates effective as of such dates to

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

convert such transactions. The foreign exchange differences were charged to income for the fiscal period or year, as the case may be. Other receivables and payables in local currency (except for deferred tax amounts): they have been valued at their estimated value deducted from the amount receivable or payable taking into account the methods under CPCECABA Resolution MD No. 32/02, as mentioned in the first paragraph (Cash, Trade Receivables, Other Receivables and Liabilities)

Credit risk: In its usual course of business the Company grants credit to customers, including car plants, that represent about 99% of the total sales. The company evaluates permanently the financial capacity of its customers in order to reduce the possible risk of significant losses due to bad debts.

Financial instruments: the Company does not use derivative financial instruments. Receivables and payables related to usual business transactions are valued as stated in the previous paragraphs and, in the opinion of the management of MIRGOR, such valuation does not differ from their current value.

- Inventories

Raw materials (including those in transit) were valued at replacement cost at end of the period, considering the cash prices for usual purchase amounts. In addition, imported goods are valued at replacement cost at the foreign exchange rate effective at end of the period.

The products manufactured were valued at cash reproduction cost at end of the period limited by the net realization value thereof.

- Long-term investments:

Companies falling under Argentine Business Associations Law No. 19,550, i.e. subsidiaries and affiliates: by the equity method as established by Technical Resolution No. 5 of the FACPCE as amended by Technical Resolution No. 19, which was calculated on the basis of the financial statements of Interclima as of December 31, 2003, audited by Pistrelli, Henry Martin y Asociados S.R.L., whose auditor's report dated March 10, 2004, carries "except for" qualifications and qualifications for unresolved uncertainties.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

On the other hand, the adjustments necessary to adopt the valuation methods used by the subsidiary to those used by the Company, including an increase in the market value of the former PP&E as compared to the books, which was included as investment value, were carried out upon calculating the value by the equity method.

Income from the interest in the subsidiary is included in a separate line in the statement of income. Refer to income tax paragraph b).

- PP&E

PP&E have been valued at cost restated to February 28, 2003, as mentioned in note 1(a), less the related accumulated depreciation. Depreciation is calculated applying constant rates on the basis of the estimated useful life of the related assets. The assets subject to lease have been included in this account.

The net book value of PP&E was reviewed to verify whether it has been impaired whenever there were events or changes in circumstances indicating that the value booked cannot be recovered. Should there be any hint and book values exceed the estimated recoverable value, the assets or activities generating cash would be reduced up to the recoverable amount. The PP&E recoverable amount is equivalent to the higher of net realization value end the value in use. Upon determining the value in use, a first comparison should be made with the estimated future cash flows without any deduction. Should the value of cash flows exceed its net realization value and be lower than the net book value, the discounted flow and the net realization value should be compared again to determine the PP&E recoverable value and determine the impairment in value to be booked, as the case may be. Losses from impairment in value are recognized in the statement of income.

- Intangible assets

Until December 31, 2002, research and development expenses and licenses related to new products were included in this item, valued at their replacement cost restated as of February 28, 2003, as mentioned in note 1(a), less the related accumulated amortization. These amounts are amortized applying constant rates to extinguish such values over a NINE-year period as from the launch of the new products, which will be amortized based on alternative a(2) set forth under section 8(2)3 of Technical Resolution No. 17, i.e. during the remaining useful life.

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002 - Continued

Figures stated in Argentine pesos – See Note 1(a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

As from the effective date of the new technical resolutions mentioned in note 1(b), research and development expenses will be charged to income for the period in which they are incurred.

- Allowances:

  a) Doubtful accounts: to offset and make trade receivables adequate on an individual analysis basis of those presenting uncollectibility rates.

  b) Impairment in value: calculated on the basis of the recoverable value of deteriorated, obsolete or slow-moving items.

- Shareholders' equity accounts:

Restated until February 28, 2003, in accordance with the method described in point (a) of this note, except for the "Capital stock – Face value" account, which was booked at original value. The adjustment resulting from the restatement as of August 31, 1995, and February 28, 2003, is disclosed in the "Capital stock adjustment" account.

- Statement-of-income accounts

Statement of income accounts for the period from January 1 to February 28, 2003, are adjusted up to the latter date. Transactions from March 1 to December 31, 2003, are restated at historical currency.

Income (loss) from long-term investments was calculated by the equity method using the Company's interest percentage on the subsidiary's income (loss) for the same period deducting intercompany gains (losses). In addition, this account includes the adjustments necessary to make the valuation methods of the abovementioned company consistent with those of the subsidiary.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

Financial income (expense) and holding gains (losses) include both foreign exchange differences, as well as gain (loss) from inventory holdings, interest, and gains (losses) from exposure to inflation.

Imputed financial components included in income-statement accounts were segregated.

- Income tax – Tax on minimum presumed income (TOMPI)

a) Status of Mirgor S.A.

During the current period, the Company did not accrue income tax since taxable income resulted in a NOL under current regulations.

As from this period and as a result of the implementation of the new accounting standards mentioned in paragraph (b) of this note, income tax is booked following the liabilities deferred tax method for all the temporary differences existing as of the balance sheet date between assets and liabilities tax bases and their amounts booked in these financial statements, as set forth under FACPCE Technical Resolution No. 17.

Deferred income tax assets are recognized whenever there are differences that reduced future taxes and accumulated prior-year NOLs that have not been used, to the extent that there could be taxable income available to be offset against them. The book value of deferred income tax assets is reviewed upon preparing the financial statements and it is reduced to the extent that there was no possibility of sufficient taxable income that could be fully or partially offset against deferred income tax assets.

Based on the enforcement entity's regulations, deferred income tax assets and liabilities have been valued at nominal value and quantified at the rates expected to be applied to the period in which assets are realized and liabilities are settled considering the regulations enacted as of the date of the financial statements, and they are disclosed in noncurrent liabilities or assets, as the case may be.

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MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002 - Continued

Figures stated in Argentine pesos – See Note 1(a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

The professional accounting standards approved by the CPCECABA set forth that deferred taxes receivable and payable should be valued at their discounted value using market rates effective at end of the period or fiscal year. The effect of such discounting, taking into account the considerations of the following paragraph, on the shareholders' equity as of December 31, 2003, and the income (loss) for the fiscal year then ended has not been significant in relation to these financial statements.

Taking into account that the Company is carrying forward NOLs in the amount of ARS 9,485,675, there would be a deferred tax asset of ARS 3,319,986, which the Company has written off entirely because it considers that current market difficulties do not provide any assurance that it is likely that sufficient taxable income will be obtained to allow recovery of such asset.

Such deferred-tax assets expire as follows:

Year of origin	NOL	Deferred tax	Expiration year
1998	256,985	89,945	2003
1999	(38,614)	(13,515)	
2000	323,527	113,234	2005
2001	119,008	41,653	2006
2002	9,853,317	3,448,661	2007
2003	(1,028,548)	(359,992)	
Total	**9,485,675**	**3,319,986**	

During the year ended December 31, 2003, the TOMPI amount was higher than that of income tax. Accordingly, the accrual amounts to ARS 471.264, which was entered with a balancing entry in noncurrent tax credits.

b) Status of the subsidiary ICSA

Interclima S.A. has accrued income tax since it understood that the tax adjustment for inflation set forth in Income Tax Law should be applied taking into account Argentine current macroeconomic conditions.

The Company prepared and filed the 2002 income tax return, containing such adjustment, by which NOLs amounting to about ARS 5,200,000 were determined.

Figures stated in Argentine pesos – See Note 1.(a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

Should the tax adjustment for inflation not be made, the Company would have determined income tax amounting to about ARS 384,342 (after computing prior-year NOLs) and ARS 792,813 for fiscal year 2003.

Interclima S.A. filed a legal remedy to obtain judicial protection since it understands that due to the high inflation that affected fiscal year 2002, section 39 of Law No. 24,073 dated 1992 should be abrogated. This section established an index applicable to the tax adjustment for inflation amounting to 1.00 (one) and suspended the application of such adjustment on taxable income in practice, as it had been regulated within an economic context that differed completely from fiscal year's 2002. Consequently, these liabilities (ARS 1,177,155) have not been booked in the financial statements as of December 31, 2003, however, since this year the company considered such contingency for the evaluation of the investment. Since this is a change in the measurement criterion, such decreased value as of the beginning of the year (ARS 384,342) was considered an Adjustment to Prior-Year Income (see Note 14).

On July 17, 2003, the court hearing the case granted the precautionary measure requested by the company and ordering the Federal Company to refrain from commencing any administrative or legal proceeding or from filing any claim or making any request, as well as from applying any penalty based on the alleged prohibition to apply the adjustment for inflation.

c) Statement of cash-flows

Under FACPCE Technical Resolution No. 19, the statement of cash flows is included as an individual statement. The Company prepared such statement following the indirect methods on the basis of net income (loss) adding or subtracting, as the case may be, the accounts involved in the assessment thereof but not affecting the cash and changes in assets and liabilities as well as the net cash flow "provided by" or "used in" "investment" and "financing" activities. The Company has considered "Cash" to be formed by cash plus readily convertible investments (original placements of less than three months).

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MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002 - Continued

Figures stated in Argentine pesos – See Note 1.(a)

NOTE 2 – MAIN ACCOUNT BREAKDOWN

	12/31/03	12/31/02
CURRENT ASSETS		
Cash		
On hand and imprest fund in Argentine currency	36,532	10,236
On hand in foreign currency	105,476	46,551
In banks in Argentine currency	4,360,105	7,789,049
In banks in foreign currency	9,172,724	294,750
	13,674,837	8,140,586
Short-term investments		
Savings account and other in foreign currency	-	5,063,401
Savings account and in Argentine currency and other	1,547	1,558
	1,547	5,064,959
Trade receivables		
Trade receivables	14,913,725	8,205,955
Allowance for doubtful accounts	(85,177)	(85,114)
	14,828,548	8,120,841
Taxes receivable		
VAT credit	110,166	883,273
Other	-	23,530
	110,166	906,803
Other receivables		
Notes receivables	749,597	1,513,368
Interest to be accrued	(95,109)	(78,248)
Other	611,517	429,204
	1,266,005	1,864,324

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MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002 - Continued

Figures stated in Argentine pesos – See Note 1(a)

NOTE 2 – MAIN ACCOUNT BREAKDOWN - Continued

	12/31/03	12/31/02
Inventories		
Manufactured products	10,420,164	11,096,316
Raw material	22,064,611	30,047,273
Raw material in transit	7,110,837	2,915,940
Stock at end of period	39,595,612	44,059,529
Prepayments to vendors in Argentine currency – Note 7	366,500	785,426
Prepayments to vendors in foreign currency	1,950,354	759,267
Allowance for impairment in value	(7,491,316)	(6,829,627)
	34,421,150	38,774,595
NONCURRENT ASSETS		
Taxes receivable		
Compulsory savings	7,821	7,879
VAT credit	93,481	321,286
Minimum presumed income tax	1,503,330	1,273,669
Promotional benefits receivable – Note 4(c)	779,973	925,103
Other	110,997	115,269
	2,495,602	2,643,206
Other receivables		
Reimbursements in Argentine currency receivable – Note 4	919,770	926,583
Notes receivable	1,426,633	3,410,035
Interest to be accrued	(181,012)	(469,490)
	2,165,391	3,867,128
CURRENT LIABILITIES		
Payables		
Trade payables		
In local currency	6,762,362	5,307,147
In foreign currency	11,550,760	4,883,087
	18,313,122	10,190,234

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MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002 - Continued

Figures stated in Argentine pesos – See Note 1(a)

NOTE 2 – MAIN ACCOUNT BREAKDOWN – Continued

	12/31/03	12/31/02
Salaries, payroll and other taxes		
Employee benefits	662,491	468,278
Taxes payable	966,161	547,183
	1,628,652	1,015,461
Loans		
Financial loans in local currency	2,216,748	4,948,206
Financial loans in foreign currency	3,351,894	4,509,748
	5,568,642	9,457,954
Customer prepayments		
In local currency	1,798,553	-
In foreign currency	2,251,990	6,423,746
	4,050,543	6,423,746
Other payables		
Companies under Section 33, Law No. 19,550 (subsidiaries and affiliates) – Note 7	1,167,343	1,304,812
Other	230,389	154,602
	1,397,732	1,459,414
NONCURRENT LIABILITIES		
Loans		
Financial loans in local currency	2,782,244	2,807,948
Financial loans in foreign currency	6,867,900	14,028,757
	9,650,144	16,836,705
Other payables		
Companies under Section 33, Law No. 19,550 (subsidiaries and affiliates) – Note 7	3,000,000	-
	3,000,000	-
OTHER EXPENSE / INCOME		
Inventory difference	(890,743)	-
Other	188,476	415,239
	(702,267)	415,239

Figures stated in Argentine pesos – See Note 1(a)

NOTE 3 – CAPITAL STRUCTURE – SHAREHOLDERS' EQUITY

a) Capital structure

As provided for in the amendments to the Company's articles of incorporation approved by the Special Shareholders Meeting held May 27, 1994, the Company's capital stock was increased from 3.20 to 2,000,000.
The capital stock is represented by 20,000,000, registered, subscribed, paid-in, book-entry shares of common stock, face value 0.10.

The Company's shares were converted into three classes as detailed below:

Class	
A	Entitled to three (3) votes each
B	Entitled to three (3) votes each
C	Entitled to one (1) votes each

Class A, B, and C shares are entitled to the same dividend collection rights.

The capital structure as of December 31, 2003, and 2002, was:

Class	Number
A	5,200,000
B	5,200,000
C	9,600,000
TOTAL	20,000,000

b) Other reserves - For future dividends

This account includes the decisions made by the Shareholders' Meetings held May 24, 1995, May 22, 1998, and April 29, 1999, approving the setting of reserves for future dividends in the amounts of 18,784,406, 7,693,924, and 8,353,403, respectively. The Board of Directors would thus be free to allocate such amounts to cash dividend payments, as deemed appropriate. On July 14, 1995, May 12, 1998, December 13, 1999, July 18, 2000, and December 15, 2002, the Board of Directors approved the payment of 9,368,077; 9,342,622; 3,846,962; 4,176,701; and 4,176,701, respectively.

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MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002 - Continued

Figures stated in Argentine pesos – See Note 1(a)

NOTE 4 – TAX SYSTEM

Due to the goods and operations carried out in the Province of Tierra del Fuego the Company has been included in the following systems:

- Industrial promotion system under Law No. 19,640 of 1972 to operate in the Province of Tierra del Fuego. In this sense, the Company is entitled to certain tax and customs benefits through 2013. Such benefits include:

  a) Income tax: The Federal Executive issued Decree No. 1,395/94 whereby, as from September 1, 1994, 85% (see effect of Presidential Decree No. 615/97) of the price paid by customers out of the earnings related to the Province of Tierra del Fuego would be income-tax exempt (whose rate is 35%).

  b) Value-added tax (VAT): as from April 1995, the Company's sales would be subject to 21% VAT to be charged to the customers of Mirgor S.A.C.I.F.I.A.

  Presidential Decree No. 1,395/94 provided that presumed VAT credits computable as from September 1, 1994, would be equivalent to the amount resulting from applying the VAT rate on 61.11% (see effect of Presidential Decree No. 615/97) of the net sales price to customers. Therefore, the tax obligation shrank by 8% thereof as from April 1995.

  c) Under Law No. 23,697, the Federal Government suspended the tax benefits during 1989 and 1990. Thus, the Company made payments on account of capital tax and VAT which, under such law, would be reimbursed to the Company through negotiable tax credit certificates.

  DGI (Argentine tax bureau) General Resolution No. 3,838/94 provided for the procedure to obtain the tax credit certificates mentioned above. The Company booked such credits in the amount of 1,511,787.90 based on the difference of the amount originally booked and that requested on July 27, 1995, under the valuation methods disclosed in the resolution.

Figures stated in Argentine pesos – See Note 1(a)

NOTE 4 – TAX SYSTEM – Continued

On September 17, 1996, the DGI issued an opinion recognizing a larger amount in favor of the Company (2,194,141.37) (un-restated historical value) as a result of the adjustment rate for the prior month used by the Company in the original filing. In addition, the Company booked a 148,853.37 (un-restated historical value) credit related to the reimbursement of VAT – Vendors to be requested under the VAT on exports recovery system.

Considering that, on May 2, 1996, the Ministry of Economy issued Resolution No. 580/96 and that the credits are previous to April 1, 1991, the Company decided to book the recognized credit at the listed price effective as of each period-end of BOCONS (Debt Consolidation Bonds) issued under Law No. 23,982, as supplemented.

On May 19, 1997, the DGI provisionally recognized the amount indicated above.

d) Customs duties (amounting to about 15% for the Company) and the statistical rate (equivalent to 3%) of all imported inputs used for operation in Tierra del Fuego which, under the benefits granted by Law No. 19,640, are not paid by the Company.

e) The amounts saved by the Company considering the items mentioned in points (b) and (d) are:

	Years ended	
	December 31, 2003	December 31, 2002
Value-added tax	14,068,442	15,208,391
Customs duties and statistical rate (approximate amounts)	8,465,081	9,084,875

Although the Tierra del Fuego location provides the Company with certain promotional benefits, as described above, such situation means incurring increased costs such as: salaries, communications, freight, leases and trips, among others.

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MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002 - Continued

Figures stated in Argentine pesos – See Note 1(a)

NOTE 4 – TAX SYSTEM – Continued

Presidential Decree No. 615/97 dated July 7, 1997, amending Presidential Decree No. 1,395/94 reinstated certain tax benefits granted under Industrial Promotion Law. Based on such decree, the presumed VAT credit computable as from August 1, 1997, is equivalent to the amount resulting from applying the VAT rate (effective at the time of sale) on the net sale price to the customer. In addition, the income tax method was amended as well since the sales carried out from the Province of Tierra del Fuego to the Argentine continental territory are 100% income-tax exempt, as provided for in Law No. 19,640, Section 4(a).

Considering the benefits deriving from this note, the Company does not need to meet additional requirements, except for performing the related activities in Tierra del Fuego.

As regards the rebates to be collected in Argentine currency on account of exports from the mainland to the Tierra del Fuego island, owing to delays in payment by the Federal Government, the Company filed a series of requests with the Customs Authority (Promotional Systems Section) to collect such amounts. As of the date of issuance of these financial statements, although unfavorable administrative resolutions were issued, the Company's legal counsel understands that the transactions carried out by virtue of Law No. 19,640 and, therefore, the collection of rebates set forth by regulations is applicable. Such unfavorable resolutions were challenged; thus, the proceedings are in the Customs Legal and Technical Department in order to issue an opinion thereon.

- Competitiveness: established by Presidential Decree No. 730/01 to improve competitiveness and foster employment in Argentina. The main benefits established by the companies adhering to such system are:

  a) Full corporate indebtedness tax exemption;
  b) Full TOMPI exemption;
  c) Computation as VAT credit of the amounts paid on account of employer contributions to the SUSS (Single Social Security System).

  The benefits mentioned in (a) have been effective since August 31, 2001; those in (b) and (c) have been effective since July 1, 2001. In the case of (a) and (b), the benefits will remain in effect through June 30, 2003, while those under (c) ended on November 30, 2001.

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NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002 - Continued

Figures stated in Argentine pesos – See Note 1(a)

NOTE 5 – MAJOR CUSTOMERS AND LICENSE AGREEMENTS

For the years ended December 31, 2003, and 2002, the Company's sales to its most important customers were:

	2003	2002
Volkswagen Argentina S.A.	50%	44%
Renault Argentina S.A.	16%	8%
General Motor Argentina	17%	16%
Mercedes Benz	7%	5%
Peugeot Citroen Argentina S.A.	7%	6%

A significant portion of the Company's products are carried out under license agreements executed with Valeo Thermique Habitacle.

NOTE 6 – PARENT COMPANY

Parent Company: Il Tevere S.A.
Registered office: Paseo Colón 221, Piso 2 – Buenos Aires
Main business: holding company
Voting rights: 76.47%
Shareholdings: 52%

On July 15, 1996, the transfer of 40% of Il Tevere S.A.'s shares in favor of Valeo Climatisation, indirect shareholders of 20.8% of the capital stock and 30.59% of the voting rights of MIRGOR S.A.C.I.F.I.A. On March 6, 1998, 10% of the shares of Il Tevere S.A. was transferred to Valeo Climatisation; thus the interest in MIRGOR S.A.C.I.F.I.A. was increased to 26%.

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MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002 - Continued

Figures stated in Argentine pesos – See Note 1(a)

NOTE 7 – TRANSACTIONS WITH COMPANIES UNDER LAW No. 19,550, SECTION 33 (SUBSIDIARIES AND AFFILIATES)

During the course of the fiscal years ended December 31, 2003, and 2002, the Company performed merchandise purchase transactions and other transactions with its subsidiary in the amount of ARS (3,134,436) and ARS (765,852), respectively.

On August 20, 1998, the Company's Board of Directors decided to make irrevocable contributions on account of future capital increases totaling 3,000,000 in INTERCLIMA S.A. through part of the receivable from such company.
In addition, on November 29, 1999, the Company's Board of Directors decided to make another irrevocable contribution on account of future capital increases in the amount of 4,500,000 in INTERCLIMA S.A. through the receivable from such company.

As of December 31, 2003, and December 31, 2002, the balances in favor of MIRGOR and/or INTERCLIMA S.A. amounted to:

	2003	2002
Prepayments to vendors – Current	-	49,476
Other payables – Current	(1,167,343)	(1,304,812)
Other payables – Noncurrent	(3,000,000)	-
Total	(4,167,343)	(1,255,336)

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MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002 - Continued

Figures stated in Argentine pesos – See Note 1(a)

NOTE 8 – INCOME TAX WITHHOLDING ON DIVIDENDS

When dividends are paid in excess of taxable income as provided for in Income Tax Law, a single and definitive 35% amount shall be withheld. Based on the unnumbered section subsequent to Section 69 of Income Tax Law, the Company need not withhold any amount on such account.

NOTE 9 – STAMPED AND SEALED BOOKS

The books which were stamped and sealed after the related transactions are:

Journal No.	Stamped and sealed	Period transactions
37	February 21, 2003	07/01/02 to 08/28/02
38	February 21, 2003	08/28/02 to 09/30/02
39	March 11, 2003	10/01/02 to 11/22/02
40	March 11, 2003	11/23/02 to 12/31/02
41	May 6, 2003	01/01/03 to 02/28/03
42	July 1, 2003	02/28/03 to 04/14/03
43	July 1, 2003	04/14/03 to 05/30/03
44	July 23, 2003	05/30/03 to 07/22/03
45	July 23, 2003	07/22/03 to 09/02/03
46	September 22, 2003	09/02/03 to 10/09/03
47	September 22, 2003	10/09/03 to 11/22/03
48	December 22, 2003	11/22/03 to 12/31/03

NOTE 10 – RECENT SIGNIFICANT ECONOMIC EVENTS

Since early December 2001, Argentine authorities implemented a number of monetary and foreign exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the practical impossibility of making transfers abroad, with the exception of transfers related to foreign trade and other authorized transactions, which in some cases are subject to the approval from the BCRA (Central Bank of Argentina). Later, the Federal Government declared the official default on foreign debt payments and, on January 6, 2002, the Argentine Congress approved Public Emergency and Foreign Exchange System Reform Law No. 25,561, which introduced dramatic changes to the economic model implemented until that date and that amended Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) approved in March 1991. The new law empowers the Federal Executive to implement, among other things, additional monetary, financial and foreign exchange measures to overcome the economic crisis in the medium term.

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NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002 - Continued

Figures stated in Argentine pesos – See Note 1(a)

NOTE 10 – RECENT SIGNIFICANT ECONOMIC EVENTS - Continued

Presidential Decree No. 71/2002 and BCRA Communiqué "A" 3,425, as amended, established an "official" foreign exchange system, mainly for exports, certain imports, and bank debts, and a "freely-floating" foreign exchange market for the rest of the transactions. The "official" exchange rate was fixed at ARS 1.4 to USD 1, and the "freely-floating" exchange rate as of the closing of business of the first day the exchange market, which had been suspended since December 23, 2001, reopened (January 11, 2002), ranged from ARS 1.60 to ARS 1.70 to USD 1 (selling rate).

Other regulations were issued subsequently, which further amended the new regulations then in effect, such as: consolidation of exchange markets into a "free" market; de-dollarization of U.S. dollar-denominated deposits with Argentine financial institutions at the ARS 1.40-to-USD 1 exchange rate, and of all U.S. dollar-denominated obligations assumed as of January 6, 2002, in Argentina at the ARS 1-to-USD 1 exchange rate; de-dollarization of utility rates which were formerly agreed upon in US dollars, and subsequent renegotiation thereof on a case-by-case basis; prior authorization from the B.C.R.A. to transfer funds abroad to service the principal and interest of financial loans; suspension of unjustified dismissals, to expire in early 2003; and suspension of dissolution causes due to loss of capital stock and mandatory reduction thereof provided by Argentine Business Associations Law.

Taking into account the above considerations, the Company and its subsidiary carry tax credits, reimbursements receivable and other receivables from the Government amounting to ARS 8.3 million, disclosed in noncurrent assets, the future recoverability of which depends both on the Government's possibilities of lifting its declaration of default and generating sufficient fiscal revenues, which are affected by the Argentine market uncertainty in general; furthermore, the Company currently lacks elements of judgment to determine when and how such receivables would be collected.

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MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002 - Continued

Figures stated in Argentine pesos – See Note 1(a)

NOTE 11 – BANK LOANS – RESTRICTION ON EARNINGS ALLOCATION

The Company has received loans as follows: from Citibank N.A. amounting to USD 840,000, with a 28-month term and interest accrued at LIBOR plus a monthly 6% spread p.a.; from Banco Francés BBVA amounting to USD 1,000,000 to be paid in 14 monthly installments with interest at 30-day LIBOR plus 500bp; and from BNP bank in the amounts of USD 2.7 million and ARS 1,998,500, repayable in four annual installments and eleven quarterly installments, respectively, accruing interest at 180-day LIBOR plus 6% and "Baibor" (Buenos Aires preferential rate) plus 4%. These loans taken by the Company imply that it should meet certain terms and conditions, especially those related to meeting certain ratios in its quarterly financial statements, especially those aimed at measuring the liabilities-to-interest-paid ratio, as well as those related to keeping limits on the Company's indebtedness, which should not exceed USD 25 million, as stipulated in the case of the loan from Citibank N.A. Additionally, the Company agreed not to distribute dividends during the term of the loan and not to make annual repayments to the BNP exceeding 25% of the Company's total payable to such bank upon the restructuring. Additionally, the Company has assumed certain commitments normal in this kind of restructuring.

NOTE 12 – INCOME TAX

The applicable income tax rate has not varied in the period under analysis.

The reconciliation between income tax expenses charged to income generated by operating activities before income tax at the statutory rate and the income tax expense at the actual income tax rate for the year ended December 31, 2003, was as follows:

	$
Operating loss before income tax	(2,907,227)
Permanent differences	
- Gain (loss) from investments in other companies	(933,161)
- Gain from special customs activities in Tierra del Fuego	2,688,808
- Other permanent differences	2,136,783
Taxable income (loss)	985,203
Result of applying the effective income tax rate	(344,821)
<u>Changes in temporary differences</u>	
Allowance for impairment in value	(64,551)
Deferred foreign.exchange differences	49,381
Subtotal	(359,991)
Unrecoverability allowance	359,991
Book charge for Income Tax	-

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002 - Continued

Figures stated in Argentine pesos – See Note 1(a)

NOTE 12 – INCOME TAX - Continued

The temporary differences changed as follows:	
DEFERRED ASSET AS OF 12.31.02	(471,185)
Effect of the change in equity interest in the taxable activity	(1,030,796)
DEFERRED ASSET 12.31.02 updated and adjusted	(1,501,981)
Temporary differences converted in permanent differences	270,737
Changes in temporary differences	(327,504)
DEFERRED ASSET AS OF 31.12.03	(1,558,748)
Impairment in value	1,558,748
Current deferred assets	-

The deferred asset at year-end comprises the following items:	
Allowance for impairment in value of Inventories	(1,958,728)
Allowance for uncollectible accounts	(23,283)
Capitalizable exchange differences	423,263
	(1,558,748)

NOTE 13 – EARNINGS PER SHARE

Earnings per share (basic and diluted) are calculated by dividing the net income (loss) for the period related to common shares by the weighted average cost of outstanding common shares during the same period. No transactions involving common shares or possible common shares have been performed as from the information issuance date until the conclusion of these financial statements.

NOTE 14 – CHANGES IN PRIOR-YEAR INCOME (LOSS)

During this period, as a result of applying new accounting standards effective as from January 1, 2003, as indicated in note 1(b), the Company booked such impact on accumulated income (loss) as from December 31, 2002.

The total loss amounted to ARS 1,928,327, which is mostly related to the valuation of receivables and payables at the current net value of the amount receivable or payable, as the case may be, and with the recognition of payables to vendors. ARS 384,342 should be added to that amount due to the adjustment mentioned in note 1(b).

NOTE 15 – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are the English translation of those originally issued in Spanish.

They are presented in accordance with generally accepted accounting principles in Argentina. The effects of the differences between Argentine generally accepted accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements may be used have not been quantified.

Accordingly, these financial statements are not intended to present financial position, results of operations and changes in financial position in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION (U.S. "SEC")
FILE N° 82-3941

MIRGOR

SOCIEDAD ANÓNIMA, COMERCIAL, INDUSTRIAL, FINANCIERA, INMOBILIARIA Y AGROPECUARIA.

EINSTEIN 1111 – RIO GRANDE

TIERRA DEL FUEGO

ESTADOS CONTABLES POR EL EJERCICIO INICIADO

EL 1° DE ENERO Y FINALIZADO EL 31 DE DICIEMBRE DE 2003

CONJUNTAMENTE CON EL INFORME DE AUDITORIA

Y DE LA COMISIÓN FISCALIZADORA.

ERNST & YOUNG

Pistrelli, Henry Martin y Asociados SRL
25 de Mayo 487 - C1002ABI
Buenos Aires, Argentina

Tel.: (54-11) 4318-1600/4311-6644
Fax: (54-11) 4312-8647/4318-1777
www.ey.com/ar

INFORME DE LOS AUDITORES

A los Señores Presidente y Directores de
Mirgor Sociedad Anónima, Comercial, Industrial, Financiera,
Inmobiliaria y Agropecuaria

1. Hemos auditado los estados de situación patrimonial adjuntos de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria al 31 de diciembre de 2003 y 2002 y los correspondientes estados de resultados, de evolución del patrimonio neto y flujo de efectivo por los ejercicios finalizados en esas fechas. Asimismo hemos auditado los estados de situación patrimonial consolidados adjuntos de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria y su sociedad controlada al 31 de diciembre de 2003 y 2002 y los correspondientes estados consolidados de resultados y de flujo de efectivo por los ejercicios finalizados en esas fechas, que se exponen como información complementaria. Dichos estados contables son responsabilidad de la Dirección de la Sociedad. Nuestra responsabilidad es expresar una opinión sobre los mencionados estados contables basada en nuestras auditorías.

2. Nuestro trabajo fue realizado de acuerdo con las normas de auditoría vigentes en la República Argentina. Una auditoría requiere que el auditor planifique y desarrolle su tarea con el objetivo de obtener un grado razonable de seguridad acerca de la inexistencia de manifestaciones no veraces y errores significativos en los estados contables. Una auditoría incluye examinar, sobre bases selectivas, la evidencia respaldatoria de la información expuesta en los estados contables, así como evaluar las normas contables utilizadas, las estimaciones significativas efectuadas por la Dirección de la Sociedad y la presentación de los estados contables tomados en su conjunto. Consideramos que nuestras auditorías nos brindan una base razonable para fundamentar nuestra opinión.

3. En nuestro informe de fecha 10 de marzo de 2003, nuestra opinión sobre los estados contables al 31 de diciembre de 2002 incluyó: (a) una salvedad indeterminada por los efectos que eventualmente podrían derivarse del proceso de negociación e instrumentación final de los acuerdos con las entidades financieras acreedoras de la Sociedad, y (b) una salvedad determinada por la falta de reconocimiento de la provisión por el impuesto a las ganancias de la sociedad controlada Interclima Sociedad Anónima tal como se explica en la nota 1 a los estados contables adjuntos. Durante el ejercicio finalizado el 31 de diciembre de 2003, se resolvió la incertidumbre mencionada en (a) habiendo la Sociedad completado el proceso de negociación e instrumentación de los acuerdos con las entidades financieras; por otra parte, la Sociedad ha considerado la contingencia mencionada en (b), en la valuación de su inversión en la sociedad controlada, registrando el efecto al 31 de diciembre de 2002 como una modificación de los resultados no asignados a esa fecha, ajustando asimismo los estados contables por el ejercicio terminado en esa fecha. Consecuentemente, nuestra opinión sobre los estados contables al 31 de diciembre de 2002, como lo expresamos en este informe, no incluye las calificaciones antes mencionadas.

4. Tal como se indica en la Nota 10 a los estados contables mencionados en el apartado 1., la Sociedad y su sociedad controlada poseen créditos fiscales y créditos con el Estado cuyas posibilidades de recuperabilidad se encuentran afectadas por la crisis económica referida en dicha nota, y podría verse afectada por la forma en que el Estado Argentino reestructure su deuda pública. En consecuencia, a la fecha del presente informe no es posible determinar la forma y el momento en que tales créditos serán cancelados por el Estado Argentino.

5. Tal como se indica en la Nota 1 a los estados contables adjuntos, y de acuerdo con las normas del organismo de control societario, la Sociedad no ha reconocido contablemente los efectos de las variaciones en el poder adquisitivo de la moneda originados entre 1° de marzo y el 30 de septiembre de 2003, lo cual es requerido por las normas contables profesionales vigentes en la Ciudad Autónoma de Buenos Aires, República Argentina. De haberse reconocido los efectos de dichas variaciones, (a) la pérdida por el ejercicio finalizado el 31 de diciembre de 2003 hubiera disminuido y los restantes componentes del patrimonio neto hubieran disminuido en su conjunto en aproximadamente $ 740.000 y (b) los saldos de los rubros al 31 de diciembre de 2002 presentados con fines comparativos se hubieran reexpresado para reconocer dichos efectos.

6. La Sociedad ha preparado sus estados contables al 31 de diciembre de 2003 considerando los cambios de criterios de medición requeridos por las nuevas normas contables indicadas en la Nota 1.b) a los estados contables adjuntos afectando los resultados no asignados al inicio de dicho ejercicio tal como se describe en la Nota 14 a dichos estados contables. Al mismo tiempo y tal como se describe en la Nota 1.c) a los estados contables adjuntos, la Dirección de la Sociedad computó los efectos antes mencionados sobre la situación patrimonial al 31 de diciembre de 2002, y cargó la totalidad del efecto acumulado del cambio a los resultados de dicho ejercicio, cuando hubiera correspondido asignar una parte de tal efecto a los resultados acumulados al inicio de dicho ejercicio, lo cual afecta los importes incluidos en los estados de resultados, de evolución del patrimonio neto y de flujo de efectivo correspondientes al ejercicio finalizado el 31 de diciembre de 2002.

7. En nuestra opinión, sujeto al efecto de los ajustes que podrían haberse requerido de conocerse la resolución de la incertidumbre mencionada en el párrafo 4, y excepto por la falta de (i) reexpresión de los estados contables al 31 de diciembre de 2002 y de los estados de resultados, de evolución del patrimonio neto y de flujo de efectivo por el ejercicio terminado el 31 de diciembre de 2003 de acuerdo con lo mencionado en el párrafo 5. (b) y 5. (a), respectivamente y (ii) modificación de los estados de resultados, de evolución del patrimonio neto y de flujo de efectivo por el ejercicio finalizado el 31 de diciembre de 2002 a fin de segregar el efecto acumulado al inicio de dicho ejercicio por los cambios de criterio mencionados en el párrafo 6, los estados contables mencionados en el párrafo 1. presentan razonablemente, en todos sus aspectos significativos, la situación patrimonial de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria y la situación patrimonial consolidada de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria con su sociedad controlada al 31 de diciembre de 2003 y 2002, y los respectivos resultados de sus operaciones y los flujos de su efectivo por los ejercicios finalizados en esas fechas de conformidad con las normas contables profesionales vigentes en la Ciudad Autónoma de Buenos Aires, República Argentina.

Asimismo, en nuestra opinión, excepto por los cambios de criterios de medición mencionados en el párrafo 6, con los cuales estamos de acuerdo, dichas normas fueron aplicadas sobre bases uniformes.

8. En cumplimiento de disposiciones vigentes, informamos que:

   a) Los estados contables mencionados en el párrafo 1. se encuentran asentados en el libro Inventarios y Balances y, excepto por lo mencionado en el párrafo 7 (ii) han sido preparados, en todos sus aspectos significativos, de conformidad con las normas pertinentes de la Ley de Sociedades Comerciales y de la Comisión Nacional de Valores.

   b) Los estados contables de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria surgen de registros contables llevados, en sus aspectos formales, de conformidad con las normas legales vigentes, excepto por lo indicado en la nota 9 a los estados contables adjuntos, y de acuerdo con las condiciones establecidas en la Disposición N° 1000/00 de la Inspección General de Justicia de Tierra del Fuego de fecha 13 de diciembre de 2000.

   c) La información contenida en los puntos 2. y 3. de la "Reseña Informativa por el ejercicio finalizado el 31 de diciembre de 2003", presentada por la Sociedad para cumplimentar las normas de la Comisión Nacional de Valores y de la Bolsa de Comercio de Buenos Aires, surge de los estados contables al 31 de diciembre de 2003 y 2002 adjuntos y al 31 de diciembre de 2001, 2000 y 1999 (luego de dar efecto a la reexpresión en moneda constante hasta el 28 de febrero de 2003 tal como se detalla en la nota 1.a) a los estados contables adjuntos), que no se incluyen en el documento adjunto, sobre los cuales emitimos nuestros informes de fechas 8 de marzo de 2002, 9 de marzo de 2001 y 9 de marzo de 2000, respectivamente, a los cuales nos remitimos y que deben ser leídos con este informe conjuntamente. La información correspondiente a los ejercicios finalizados el 31 de diciembre de 2001, 2000 y 1999 no fue modificada por la Dirección de la Sociedad para incorporar los cambios en los criterios de medición mencionados en el párrafo 6, ni para reflejar la reexpresión requerida por las normas contables profesionales mencionada en el párrafo 5.

   d) Durante el ejercicio finalizado el 31 de diciembre de 2003, hemos facturado honorarios por servicios de auditoría prestados a la emisora, que representan el 100% del total facturado a la emisora por todo concepto, el 75% del total de servicios de auditoría facturados a la emisora, a la controlante y controlada y, el 75% del total facturado a la emisora, a la controlante y controlada por todo concepto.

ERNST & YOUNG

e) Al 31 de diciembre de 2003, la deuda devengada en concepto de aportes y contribuciones con destino al Sistema Integrado de Jubilaciones y Pensiones, que surge de los registros contables de la Sociedad, asciende a $ 216.507, no siendo exigible a esa fecha.

Ciudad Autónoma de Buenos Aires,
10 de Marzo de 2004

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. - R.A.P.U. T° I F° 13

Adolfo Lázara (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.A.B.A. T° LXIX F° 174

DIRECTORIO

MIRGOR S.A.C.I.F.I.A.

PRESIDENTE

Lic. Roberto Gustavo Vázquez

VICEPRESIDENTE

Sr. José Luis Caputo

DIRECTORES TITULARES

Sr. Pablo Plesko
Sr. André Gold
Sr. Alejandro Carrera

DIRECTORES SUPLENTES

Dr. Diego García Villanueva
Sr. Bernard Clapaud
Sr. Jean Francois Vingre
Sr. Eduardo Garcia Terán
Sr. Jorge Antonio Caputo

COMISIÓN FISCALIZADORA

Síndicos Titulares

Dr. Aldo Carugati
Dr. Adolfo Lázara
Dr. Santos Oscar Sarnari

Síndicos Suplentes

Dr.Pablo Moreno
Dr.Gabriel Casella
Dr.Enrique Crespi

DOMICILIO LEGAL: Einstein 1111 – Río Grande – Tierra del Fuego.
Actividad Principal de la Sociedad: Manufactura de acondicionadores de aire para rodados.
Fecha de Inscripción en el Registro Público de Comercio:

- Del estatuto social: 1° de junio de 1971.
- De la última reforma del estatuto: 22 de agosto de 1997.

Fecha de finalización del plazo de duración: 31 de mayo de 2070.

EJERCICIO ECONOMICO N°33, INICIADO EL 1 DE ENERO DE 2003
RESEÑA INFORMATIVA
Por el ejercicio finalizado el 31 de DICIEMBRE de 2003
(Cifras expresadas en pesos – ver Nota 1).

1. BREVE COMENTARIO SOBRE ACTIVIDADES DE LA SOCIEDAD EN EL EJERCICIO.

El resultado del ejercicio finalizado el 31 de diciembre de 2003 arrojó una pérdida de $ 2.907.227, representando un 2.53% sobre las ventas del ejercicio, frente a una pérdida de $ 15.155.221 del año anterior que representó un 12.42% sobre ventas, principalmente por la estabilización de la economía y los logros de la compañía en cuanto a su competitividad .

Durante el año 2003 se fueron consolidando los cambios económicos que plantearon las decisiones del gobierno durante el año 2002 y que fueron a su vez ratificadas por las nuevas autoridades nacionales, que en una señal muy importante para los agentes económicos mantuvieron la continuidad del Ministro de Economía.

Si bien hay hechos importantes durante este periodo, no es menos cierto que aun quedan muchas cuestiones por resolver, como ser la nueva reforma de la Ley Laboral, definición sobre reformas estructurales, conflictos con las empresas privatizadas por el tema tarifas y otras cuestiones cuya resolución plantearía mayor certidumbre sobre el camino a tomar por nuestro país.

En cuanto a nuestra industria en particular el año 2003 mostró una recuperación, pero aún muy por debajo de niveles anteriores. Esta recuperación esta relacionada con un incremento de la demanda interna con respecto al año anterior pero también por un hecho muy importante que es el incremento de las exportaciones, y no a Brasil, sino a México y Chile.

Comparativamente con el año anterior éste fue un año con menores sobresaltos producto de haber fijado en su momento pautas de variación de precios y haberse estabilizado los aspectos referidos a los costos, permitiendo de ese modo poder concentrar los esfuerzos de la compañía en mejorar la productividad, la calidad y logística de nuestros productos.

Aspectos muy importantes a destacar de este ejercicio son los que refieren al aumento de la participación de mercado de los productos Mirgor y la incorporación de nuevos productos de la línea General Motors en la segunda mitad del año, cuyo impacto se sentirá plenamente en el próximo ejercicio.

2. *ESTRUCTURA PATRIMONIAL* **(cifras correspondientes a los estados consolidados y expresadas en pesos – ver Nota 1)**

	31/12/2003	31/12/2002	31/12/2001	31/12/2000	31/12/1999
Activo Corriente	67,547,756	66,879,625	60,949,060	93,547,581	110,131,652
Activo no Corriente	32,391,773	38,458,205	56,790,548	49,575,217	51,740,269
Total del Activo	99,939,529	105,337,830	117,739,608	143,122,798	161,871,921
Pasivo Corriente	33,133,081	30,199,587	44,280,865	57,420,394	66,056,935
Pasivo no Corriente	11,411,548	16,836,705	0	0	0
Total del Pasivo	44,544,629	47,036,292	44,280,865	57,420,394	66,056,935
Participación Minoritaria	4,119	3,530	5,514	5,608	5,819
Patrimonio Neto	55,390,781	58,298,008	73,453,229	85,696,796	95,809,167
Total de Pasivo y Patrimonio Neto	99,939,529	105,337,830	117,739,608	143,122,798	161,871,921

3. *ESTRUCTURA DE RESULTADOS.* **(cifras correspondientes a los estados consolidados y expresadas en pesos– ver Nota 1)**

	31/12/2003	31/12/2002	31/12/2001	31/12/2000	31/12/1999
Resultado operativo ordinario	610,119	1,723,633	(3,175,913)	3,224,474	4,413,067
Resultados financieros	(1,189,193)	(16,139,916)	(6,666,470)	(5,062,135)	(5,163,189)
Otros (egresos) / ingresos	(1,535,015)	(356,707)	(935,779)	78,478	633,197
Impuesto a las ganancias	(792,549)	(384,214)	0	0	0
Resultado participación minoritaria	(589)	1,983	97	214	195
Resultado neto ordinario	(2,907,227)	(15,155,221)	(10,778,065)	(1,758,969)	(116,730)
Resultado extraordinario	0	0	(1,465,501)	0	2,538,779
Resultado neto	(2,907,227)	(15,155,221)	(12,243,566)	(1,758,969)	2,422,049

4. *DATOS ESTADÍSTICOS (1)*

Volumen de unidades		31/12/2003		31/12/2002		31/12/2001		31/12/2000		31/12/1999	
		Trim.	Acum.	Trim.	Acum.	Trim.	Acum.	Trim.	Acum.	Trim.	Acum.
Producción	(2)	63,595	215,288	43,303	147,618	26,995	178,250	63,164	232,861	39,540	226,689
Ventas	(3)	51,810	186,643	41,063	137,478	23,990	123,219	62,452	186,682	42,551	152,545
- Locales		27,582	84,255	20,333	67,590	17,172	73,093				
Equipos c/aire		16,274	41,451	12,346	35,839	11,442	47,004				
Equipos s/aire		6,487	25,065	4,857	19,056	5,730	26,089				
Tableros		4,821	17,739	3,130	12,695	0	0				
- Exportación		24,228	102,388	20,730	69,888	6,818	50,126				

(1) A partir del presente ejercicio se exponen las unidades vendidas por ICSA como dato estadístico.
(2) Incluye aquella relacionada con Interclima S.A.
(3) No se incluyen las unidades vendidas entre las compañías.

5. *INDICES*

	31/12/2003	31/12/2002	31/12/2001	31/12/2000	31/12/1999
Liquidez	2.04	2.21	1.38	1.63	1.67
Solvencia	1.24	1.24	1.66	1.49	1.45
Inmovilización del capital	0.32	0.37	0.48	0.35	0.32

6. *COTIZACIONES*

ENE 03	ENE 02	FEB 03	FEB 02	MAR 03	MAR 02
9.40	4.10	10.10	4.10	9.30	4.10
ABR 03	ABR 02	MAY 03	MAY 02	JUN 03	JUN 02
12.60	4.50	15.50	4.60	16.10	4.30
JUL 03	JUL 02	AGO 03	AGO 02	SET 03	SET 02
15.80	5.40	14.70	5.20	15.70	6.00
OCT 03	OCT 02	NOV 03	NOV 02	DIC 03	DIC 02
16.50	7.30	18.20	10.00	19.75	10.20

7. *PERSPECTIVAS*

Para el próximo ejercicio la compañía proyecta el incremento de volumen de ventas a General Motors como consecuencia del acuerdo firmado a fines del 2003 que dio inicio a las entregas de equipos en ese período. Con respecto a las otras terminales, especialmente Renault y Volkswagen, se está a la expectativa del anuncio de la renovación de los modelos producidos en la actualidad.

Por otro lado las expectativas de la mejora en la demanda interna de autos producidos en el país, nos permite considerar el incremento de las ventas en general de nuestros equipos por una mayor demanda de las terminales en su totalidad.

Con respecto a nuestra controlada Interclima S.A. también hay expectativas de incremento de sus negocios, tanto por la incorporación a su producción de nuevos productos cuya concreción se espera para el 1er trimestre del 2004, como por la recuperación de la actividad en su planta de Río Grande como consecuencia de la obtención de la autorización para la Sustitución de productos obtenida de la Secretaría de Industria.

Buenos Aires, 10 de marzo de 2004.

ESTADOS CONTABLES CORRESPONDIENTES AL EJERCICIO ECONOMICO N°33 INICIADO EL 1 DE ENERO DE 2003 Y FINALIZADO EL 31 DE DICIEMBRE DE 2003, COMPARATIVO CON EL EJERCICIO ANTERIOR

Domicilio legal: Einstein 1111 – Río Grande – Tierra del Fuego.

Actividad principal: Manufactura de acondicionadores de aire para rodados.

Fecha de Inscripción en el registro Público de Comercio:

- Del estatuto social: 1° de junio de 1971.
- De la primera reforma del estatuto: 1° de julio de 1994.
- De la última reforma del estatuto: 22 de agosto de 1997.

Número de registro en la Inspección General de Justicia (I.G.J.) 40.071

Fecha de vencimiento del Estatuto: 13 de abril de 2070.

Sociedad Controlante: Se expone en Nota 6 a los estados contables básicos.

Composición del capital: Ver nota 3 a los estados contables básicos.

Sociedad no adherida al Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria.

	PESOS
20.000.000 de acciones ordinarias de valor nominal $0,10 c/u. Suscripto, integrado, emitido e inscripto en el Registro Público de Comercio.	2.000.000

Información complementaria

ESTADO DE SITUACIÓN PATRIMONIAL CONSOLIDADO AL 31 DE DICIEMBRE DE 2003, COMPARATIVO CON EL EJERCICIO ANTERIOR.

- Expresados en pesos – ver Nota 1

	2003	2002
ACTIVO		
ACTIVO CORRIENTE		
Caja y Bancos - Nota 2	13,781,162	8,949,955
Inversiones Temporarias - Nota 2	1,547	5,064,959
Créditos por ventas - Nota 2	15,502,566	8,806,415
Créditos fiscales - Nota 2	278,422	1,076,940
Otros créditos - Nota 2	1,284,985	2,166,336
Bienes de Cambio - Nota 2	36,699,074	40,815,020
TOTAL DEL ACTIVO CORRIENTE	67,547,756	66,879,625
ACTIVO NO CORRIENTE		
Otros Créditos - Nota 2	3,499,885	5,039,934
Créditos fiscales - Nota 2	6,036,894	5,566,639
Activos Intangibles - Nota 1.e.b)	32,903	366,168
Bienes de Uso - Nota 1.e.a)	22,822,091	27,485,464
TOTAL DEL ACTIVO NO CORRIENTE	32,391,773	38,458,205
TOTAL DEL ACTIVO	99,939,529	105,337,830

Las notas 1 y 2 a los estados contables consolidados y las notas 1 a 14 a los estados contables básicos de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados y deben leerse conjuntamente.

Información complementaria

ESTADO DE SITUACIÓN PATRIMONIAL CONSOLIDADO AL 31 DE DICIEMBRE DE 2003 COMPARATIVO CON EL EJERCICIO ANTERIOR.

- Expresados en pesos — ver Nota 1

	2003	2002
PASIVO		
PASIVO CORRIENTE		
Deudas:		
Comerciales - Nota 2	20,238,645	11,639,916
Remuneraciones, Cargas Sociales y Fiscales - Nota 2	3,044,863	1,480,776
Anticipos de clientes - Nota 2	4,050,543	6,423,746
Préstamos - Nota 2	5,568,642	9,457,954
Otras	230,388	154,602
Total Deudas	33,133,081	29,156,994
Previsiones	0	1,042,593
TOTAL DEL PASIVO CORRIENTE	33,133,081	30,199,587
PASIVO NO CORRIENTE		
Deudas:		
Anticipos de clientes	1,761,404	0
Préstamos - Nota 2	9,650,144	16,836,705
TOTAL DEL PASIVO NO CORRIENTE	11,411,548	16,836,705
TOTAL DEL PASIVO	44,544,629	47,036,292
PARTICIPACIÓN DE TERCEROS EN SOCIEDADES CONTROLADAS	4,119	3,530
PATRIMONIO NETO	55,390,781	58,298,008
TOTAL DEL PASIVO, PARTICIPACIÓN DE TERCEROS Y PATRIMONIO NETO	99,939,529	105,337,830

Las notas 1 y 2 a los estados contables consolidados y las notas 1 a 14 a los estados contables básicos de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados y deben leerse conjuntamente.

Información complementaria

ESTADO DE RESULTADOS CONSOLIDADO CORRESPONDIENTE AL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2003, COMPARATIVO CON EL EJERCICIO ANTERIOR

- Expresados en pesos – ver Nota 1

	2003	2002
Ventas netas (incluye beneficios fiscales de I.V.A. por 14.068.442 y de 15.208.391 respectivamente)	114,705,458	121,981,311
Costo de las mercaderías vendidas	(103,001,015)	(109,044,570)
UTILIDAD BRUTA	11,704,443	12,936,741
Gastos de Administración	(7,970,008)	(8,571,295)
Gastos de Comercialización	(3,287,313)	(2,641,813)
Otros Egresos / Ingresos	(1,535,015)	(356,707)
Resultados financieros y por tenencia generados por activos		
Intereses	228,304	(2,019,570)
Diferencia de cambio	(871,228)	(5,079,030)
Resultado por tenencia - Bienes de cambio	(2,526,086)	16,741,014
Resultado por tenencia - Previsiones	(8,582)	(2,806,762)
Resultado por exp. al cambio en el poder adquisitivo de la moneda	(346,836)	(14,172,893)
Inversiones corrientes y créditos fiscales	(138,327)	(399,944)
Resultados financieros y por tenencia generados por pasivos		
Intereses	(1,143,778)	2,423,411
Diferencia de cambio	3,420,162	(13,530,337)
Resultado por exp. al cambio en el poder adquisitivo de la moneda	392,315	2,746,906
Resultado por inversiones permanentes	(32,140)	(42,711)
(PÉRDIDA) ANTES DEL IMPUESTO A LAS GANANCIAS	(2,114,089)	(14,772,990)
Impuesto a las ganancias	(792,549)	(384,214)
(PÉRDIDA) DESPUES DEL IMPUESTO A LAS GANANCIAS	(2,906,638)	(15,157,204)
Participación de terceros en sociedades controladas	(589)	1,983
PÉRDIDA DEL EJERCICIO	(2,907,227)	(15,155,221)

Las notas 1 y 2 a los estados contables consolidados y las notas 1 a 14 a los estados contables básicos de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados y deben leerse conjuntamente.

Información complementaria

ESTADO DE FLUJO DE EFECTIVO CONSOLIDADO CORRESPONDIENTE AL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2003, COMPARATIVO CON EL EJERCICIO ANTERIOR

	2003	2002
VARIACIONES DEL EFECTIVO		
Efectivo al inicio del ejercicio	14,014,326	4,999,102
Efectivo al cierre del ejercicio	13,782,122	14,014,326
(Disminuación) Aumento del efectivo	(232,204)	9,015,224
CAUSAS DE LAS VARIACIONES DEL EFECTIVO		
ACTIVIDADES OPERATIVAS		
Pérdida ordinaria del ejercicio	(2,907,227)	(15,155,221)
Intereses y Diferencia de cambio devengada sobre deuda	(957,741)	426,234
Impuesto a las ganancias	792,549	384,214
Ajustes para arribar al flujo neto de efectivo provenientes de las actividades operativas		
Depreciación de Bienes de Uso y Activos Intangibles	5,402,052	5,643,937
Participación minoritaria	589	(1,983)
Previsión para desvalorización de inventarios (Efecto Neto)	729,220	3,829,783
Resultado por participaciones permanentes en sociedades	32,140	42,711
Resultado por inversiones a corto plazo	0	699
Previsión para contingencias	(1,042,593)	1,042,593
Desvalorización de anticipos de Bs. Uso por exposición a la inflación	1,618	697,812
Variación en Activos y Pasivos operativos		
Créditos por ventas	(6,696,151)	7,149,957
Bienes de Cambio	3,386,725	(6,810,279)
Deudas Comerciales	8,598,729	(88,687)
Remuneraciones, Cargas Sociales y Fiscales (neto de créditos fiscales)	1,099,802	7,068,248
Anticipo de clientes	(611,799)	6,423,746
Otros	2,463,539	2,364,438
Intereses pagados	(2,062,094)	(2,133,299)
FLUJO NETO DE EFECTIVO GENERADO POR LAS ACTIVIDADES OPERATIVAS	8,229,358	10,884,903

Información complementaria

ESTADO DE FLUJO DE EFECTIVO CONSOLIDADO CORRESPONDIENTE AL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2003, COMPARATIVO CON EL EJERCICIO ANTERIOR.

- Expresados en pesos – ver Nota 1

	2003	2002
ACTIVIDADES DE INVERSIÓN		
Adquisición de bienes de uso (neta de bajas)	(405,525)	(396,180)
FLUJO NETO DE EFECTIVO UTILIZADO POR LAS ACTIVIDADES DE INVERSIÓN	(405,525)	(396,180)
ACTIVIDADES DE FINANCIACIÓN		
Cancelación de préstamos	(8,056,037)	(1,473,499)
FLUJO NETO DE EFECTIVO UTILIZADO POR LAS ACTIVIDADES DE FINANCIACIÓN	(8,056,037)	(1,473,499)
(DISMINUCIÓN)/AUMENTO NETO DEL EFECTIVO	(232,204)	9,015,224

Las notas 1 y 2 a los estados contables consolidados y las notas 1 a 14 a los estados contables básicos de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados y deben leerse conjuntamente.

Información complementaria

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 31 DE DICIEMBRE DE 2003 Y 2002

- Cifras expresadas en pesos – ver Nota 1 a los estados individuales

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

a) Normas contables aplicables.

Los estados contables al 31 de Diciembre de 2003 y 2002 han sido preparados de acuerdo con los lineamientos de la Resolución General Nro. 368 y sus modificatorias, de la Comisión Nacional de Valores, las que se encuadran dentro de las normas contables profesionales vigentes, con las restricciones y ampliaciones establecidas en la Resolución 434 que modificó el Anexo I al libro N° 7 " Régimen Informativo " de dicha resolución y la discontinuación de los efectos en el cambio del poder adquisitivo de la moneda establecidos en la Resolución General N° 441 de la Comisión Nacional de Valores tal como se indica en la nota 1 a los estados contables básicos.

b) Síntesis de los criterios de valuación y exposición:

Los criterios de valuación y exposición de los estados contables consolidados son similares a los expuestos en la nota 1 a los estados contables básicos, excepto por la valuación de las inversiones en sociedades controladas que en los presentes estados han sido incorporados línea por línea siguiendo los criterios de la resolución técnica Nro. 4 de la FACPCE, con las modificaciones introducidas por la Resolución Técnica N° 19 también de la FACPCE, y con las eliminaciones que correspondiere.

c) Bases de Consolidación:

Siguiendo el procedimiento establecido en la Resolución Técnica N°4 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, modificada por la Resolución Técnica N° 19, MIRGOR S.A.C.I.F.I.A ha consolidado línea por línea sus estados contables al 31 de Diciembre de 2003 y 31 de Diciembre de 2002, según corresponda, con los de su controlada Interclima Sociedad Anónima, en la que posee los votos necesarios para formar la voluntad social.

Los datos que reflejan el control societario son los siguientes:

Sociedad controlada	% de participación en el capital Ordinario y en votos posibles al 31/12/2003	Fecha de cierre del ejercicio
Interclima Sociedad Anónima	99,9667	31/12/03

Información complementaria
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 31 DE DICIEMBRE DE 2003 Y 2002
- Cifras expresadas en pesos – ver Nota 1 a los estados individuales

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

d) Estados Contables Utilizados en la Consolidación

Para la preparación de los estados consolidados al 31 de Diciembre de 2003 y 2002, se utilizaron los estados contables de Interclima Sociedad Anónima que al 31 de Diciembre de 2003 y 2002 cuentan con la auditoría de Pistrelli, Henry Martin y Asociados S.R.L. y de Henry Martin, Lisdero y Asociados, respectivamente, los que han emitido los correspondientes informes de auditoría con salvedades determinadas e indeterminadas de fecha 10 de marzo de 2004 y con salvedades determinadas e indeterminadas de fecha 10 de marzo de 2003.

e) Evolución de activos significativos:

	31-12-03	31-12-02
a) Bienes de Uso:	$	$
Saldo al inicio	27.485.464	38.586.113
Altas	417.225	530.342
Bajas (neto de amortizaciones)	(11.811)	(6.395.002)
Amortizaciones	(5.068.787)	(5.235.989)
Saldo al cierre	22.822.091	27.485.464
b) Bienes Intangibles		
Saldo al inicio	366.168	774.116
Amortizaciones	(333.265)	(407.948)
Saldo al cierre	32.903	366.168

Información complementaria

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 31 DE DICIEMBRE DE 2003 Y 2002

- Cifras expresadas en pesos – ver Nota 1 a los estados individuales

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS

	31/12/2003	31/12/2002
ACTIVO CORRIENTE		
Caja y Bancos		
Caja y fondo fijo moneda nacional	41,658	17,899
Caja moneda extranjera	105,476	848,257
Bancos moneda nacional	4,461,304	7,789,049
Bancos moneda extranjera	9,172,724	294,750
	13,781,162	8,949,955
Inversiones Temporarias		
Caja de ahorro y otros en moneda extranjera	0	5,063,401
Inversiones en moneda nacional y otros	1,547	1,558
	1,547	5,064,959
Créditos por ventas		
Deudores por ventas	15,015,866	8,225,134
Deudores por ventas moneda extranjera	571,877	666,395
Previsión deudores incobrables	(85,177)	(85,114)
	15,502,566	8,806,415
Créditos fiscales		
IVA crédito fiscal	232,808	1,006,753
Otros	45,614	70,187
	278,422	1,076,940
Otros Créditos		
Documentos a Cobrar	749,597	1,513,368
Intereses a Devengar	(95,109)	(78,248)
Creditos diversos	0	284,635
Otros	630,497	446,581
	1,284,985	2,166,336

Información complementaria
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 31 DE DICIEMBRE DE 2003 Y 2002
- Cifras expresadas en pesos – ver Nota 1 a los estados individuales

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS – Continuación

	31/12/2003	31/12/2002
Bienes de cambio		
Productos elaborados	11,433,737	11,335,434
Materia prima	22,932,903	31,804,395
Materia prima en tránsito	7,771,539	3,303,341
Existencia al cierre	42,138,179	46,443,170
Anticipo a proveedores en moneda nacional	371,927	804,366
Anticipo a proveedores en moneda extranjera	2,109,971	759,267
Previsión para desvalorización	(7,921,003)	(7,191,783)
	36,699,074	40,815,020
ACTIVO NO CORRIENTE		
Otros Créditos		
Reintegros a cobrar en moneda nacional	2,254,264	2,067,247
Documentos a Cobrar	1,426,633	3,410,035
Intereses a Devengar	(181,012)	(469,490)
Otros	0	32,142
	3,499,885	5,039,934
Créditos Fiscales		
Ahorro obligatorio	7,842	7,900
I.V.A. Crédito fiscal	3,266,016	2,984,289
Impuesto a la ganancia Mínima Presunta	1,503,330	1,273,669
Beneficios promocionales a cobrar	779,973	925,103
Otros	479,733	375,678
	6,036,894	5,566,639

Información complementaria

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 31 DE DICIEMBRE DE 2003 Y 2002

- Cifras expresadas en pesos – ver Nota 1 a los estados individuales

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS – Continuación

	31/12/2003	31/12/2002
PASIVO CORRIENTE		
Deudas:		
Comerciales		
En moneda local	6,828,975	6,359,492
En moneda extranjera	13,409,670	5,280,424
	20,238,645	11,639,916
Remuneraciones, Cargas Sociales y Fiscales		
Deudas sociales	722,493	494,668
Deudas fiscales	2,322,370	986,108
	3,044,863	1,480,776
Anticipos de clientes		
En moneda local	1,798,553	0
En moneda extranjera	2,251,990	6,423,746
	4,050,543	6,423,746
Préstamos		
Financieros en moneda local	2,216,748	4,948,206
Financieros en moneda extranjera	3,351,894	4,509,748
	5,568,642	9,457,954
PASIVO NO CORRIENTE		
Deudas:		
Préstamos		
Financieros en moneda local	2,782,244	2,807,948
Financieros en moneda extranjera	6,867,900	14,028,757
	9,650,144	16,836,705

ANEXO "C"

ACCIONES, DEBENTURES, OTROS TÍTULOS EMITIDOS EN SERIE Y PARTICIPACIÓN EN SOCIEDAD POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2003 COMPARATIVO CON EL EJERCICIO ANTERIOR.

- Expresados en pesos – ver Nota 1.a)

2003												2002
Denominación y característica de los valores	Valores Nominales	Cantidades	Valores de costo	Valor patrimonial proporcional	Valores de libros	Información sobre el emisor						Valor de libros
						Actividad Principal	Últimos estados contables emitidos				% de participac. s/ capital social	
							Fecha	Capital	Rdo del ejercicio	P. Neto		
Inversiones no corrientes:												
Soc. Art. 33 - Ley 19.550:												
INTERCLIMA Sociedad Anónima	1	11,996	8,815,917	11,082,333	11,082,333	Fabricación de autopartes e intercambiadores p/ equipos de aire acondicionado y calefacción	31/12/03	12,000	1,768,182	12,369,130	99.97%	10,149,174
Total Inversiones no corrientes					11,082,333							10,149,174

ANEXO "H"

INFORMACIÓN REQUERIDA POR EL APARTADO I INCISO b) DEL ART. 64 DE LA LEY NRO. 19.550 CORRESPONDIENTE AL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2003 COMPARATIVO CON EL EJERCICIO ANTERIOR

- Expresados en pesos – ver Nota 1.a)

Rubros	2003 Costos de producción	2003 Gastos de administración	2003 Gastos de comercialización	2003 Total	2002 Total
Sueldos y jornales	4,539,132	2,397,871	429,574	7,366,577	7,670,005
Contribuciones y beneficios sociales	1,006,356	764,784	110,984	1,882,124	1,773,065
Seguros	478,066	100,889	5,203	584,158	599,249
Honorarios y gastos de capacitación	199,164	437,636	4,314	641,114	658,435
Impuestos, tasas y contribuciones	713,897	462,681	1,158,798	2,335,376	1,172,604
Otros gastos varios de administración	0	1,618,854	0	1,618,854	2,132,764
Amortizaciones bienes de uso	3,166,635	1,946,492	48,124	5,161,251	5,328,455
Amortizaciones intangibles	0	240,801	0	240,801	315,482
Gastos varios de producción	1,598,485	0	0	1,598,485	1,639,906
Gastos de nacionalización y despacho	2,456,420	0	0	2,456,420	4,311,971
Transportes, fletes y acarreos	9,109,211	0	695,734	9,804,945	9,960,132
Derechos de exportación	0	0	172,446	172,446	314,027
Otros gastos de comercialización	0	0	662,136	662,136	785,564
TOTALES 2003	23,267,366	7,970,008	3,287,313	34,524,687	
TOTALES 2002	25,448,551	8,571,295	2,641,813		36,661,659

ESTADO DE SITUACIÓN PATRIMONIAL AL 31 DE DICIEMBRE DE 2003, COMPARATIVO CON EL EJERCICIO ANTERIOR.

\- Expresados en pesos - ver Nota 1.a)

	2003	2002
ACTIVO		
ACTIVO CORRIENTE		
Caja y Bancos - Nota 2	13,674,837	8,140,586
Inversiones temporarias - Nota 2	1,547	5,064,959
Créditos por ventas - Nota 2	14,828,548	8,120,841
Créditos Fiscales - Nota 2	110,166	906,803
Otros Créditos - Nota 2	1,266,005	1,864,324
Bienes de Cambio - Nota 2	34,421,150	38,774,595
TOTAL DEL ACTIVO CORRIENTE	64,302,253	62,872,108
ACTIVO NO CORRIENTE		
Participaciones permanentes en sociedades -	11,082,333	10,149,174
Créditos Fiscales - Nota 2	2,495,602	2,643,206
Otros Créditos - Nota 2	2,165,391	3,867,128
Bienes de Uso	20,690,057	24,926,314
Activo Intangibles	25,384	266,185
TOTAL DEL ACTIVO NO CORRIENTE	36,458,767	41,852,007
TOTAL DEL ACTIVO	100,761,020	104,724,115

Las notas 1 a 14 son parte integrante de estos estados contables.

ESTADO DE SITUACIÓN PATRIMONIAL AL 31 DE DICIEMBRE DE 2003, COMPARATIVO CON EL EJERCICIO ANTERIOR

- Expresados en pesos – ver Nota 1.a)

	2003	2002
PASIVO		
PASIVO CORRIENTE		
Deudas:		
Comerciales - Nota 2	18,313,122	10,190,234
Remuneraciones, Cargas Sociales y Fiscales - Nota 2	1,628,652	1,015,461
Préstamos - Nota 2	5,568,642	9,457,954
Anticipos de clientes - Nota 2	4,050,543	6,423,746
Otras - Nota 2	1,397,732	1,459,414
Total de Deudas	30,958,691	28,546,809
Previsiones	0	1,042,593
TOTAL DEL PASIVO CORRIENTE	30,958,691	29,589,402
PASIVO NO CORRIENTE		
Deudas:		
Préstamos - Nota 2	9,650,144	16,836,705
Anticipos de clientes	1,761,404	0
Otras - Nota 2	3,000,000	0
TOTAL DEL PASIVO NO CORRIENTE	14,411,548	16,836,705
TOTAL DEL PASIVO	45,370,239	46,426,107
PATRIMONIO NETO (Según estado respectivo)	55,390,781	58,298,008
TOTAL DEL PASIVO Y PATRIMONIO NETO	100,761,020	104,724,115

Las notas 1 a 14 son parte integrante de estos estados contables.

ESTADO DE RESULTADOS CORRESPONDIENTE AL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2003, COMPARATIVO CON EL EJERCICIO ANTERIOR

- Expresados en pesos – ver Nota 1.a)

	2003	2002
Ventas netas (incluye beneficios fiscales de I.V.A. por 14.068.442 y de 15.208.391 respectivamente) - Nota 4.e	106,727,042	110,044,649
Costo de las mercaderías vendidas	(98,564,314)	(100,374,000)
UTILIDAD BRUTA	8,162,728	9,670,649
Gastos de Administración	(7,754,753)	(8,353,417)
Gastos de Comercialización	(3,056,400)	(2,305,763)
Otros Ingresos y Egresos - Nota 2	(702,267)	415,239
Resultado ordinario por inversiones permanentes	933,161	(6,365,335)
Resultados financieros y por tenencia generados por activos		
Intereses	286,238	(1,332,444)
Diferencia de cambio	(619,331)	(4,358,049)
Resultado por tenencia - Bienes de cambio	(2,413,197)	16,513,371
Resultado por tenencia - Previsiones	9,549	(2,542,522)
Resultado por exp. al cambio en el poder adquisitivo de la moneda	(260,408)	(7,243,121)
Inversiones corrientes y créditos fiscales - Nota 4.c	(138,327)	(399,944)
Resultados financieros y por tenencia generados por pasivos		
Intereses	(1,109,573)	2,403,262
Diferencia de cambio	3,398,917	(13,371,909)
Resultado por exp. al cambio en el poder adquisitivo de la moneda	356,436	2,114,762
RESULTADO NETO DEL EJERCICIO	(2,907,227)	(15,155,221)
RESULTADO POR ACCION - NOTA 13		
BÁSICO - ORDINARIO	(0.1454)	(0.7578)
DILUIDO - ORDINARIO	(0.1454)	(0.7578)

Las notas 1 a 14 son parte integrante de estos estados contables.

MIRGOR

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

ESTADO DE EVOLUCIÓN DEL PATRIMONIO NETO CORRESPONDIENTE AL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2003 COMPARATIVO CON EL EJERCICIO ANTERIOR

- Expresadas en pesos – ver Nota 1.a)

	2003											2002
	Aporte de los propietarios						Resultados acumulados					
							Ganancias reservadas					
DETALLE	Capital Social	Ajuste del capital social	Ajustes no capitalizados	Ajustes aportes no capitalizados	Primas de emisión	Total	Reserva legal	*Otras reservas (*)*	*Total*	Resultados no *asignados*	Total	Total
Saldos al inicio del ejercicio	2,000,000	4,155,936	497	717	5,243,562	11,400,712	2,280,143	73,708	2,353,851	46,855,986	60,610,549	73,453,229
Modificación de saldos - Nota 14										(2,312,541)	(2,312,541)	
Saldos al inicio modificados	2,000,000	4,155,936	497	717	5,243,562	11,400,712	2,280,143	73,708	2,353,851	44,543,445	58,298,008	73,453,229
Resultado neto del ejercicio										(2,907,227)	(2,907,227)	(15,155,221)
Saldos al 31 de Diciembre de 2003	2,000,000	4,155,936	497	717	5,243,562	11,400,712	2,280,143	73,708	2,353,851	41,636,218	55,390,781	
Saldos al 31 de Diciembre de 2002	2,000,000	4,155,936	497	717	5,243,562	11,400,712	2,280,143	73,708	2,353,851	44,543,445		58,298,008

(*) Ver nota 3.b-

Las notas 1 a 14 son parte integrante de estos estados contables.

ESTADO DE FLUJO DE EFECTIVO CORRESPONDIENTE AL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2003, COMPARATIVO CON EL EJERCICIO ANTERIOR

- Expresados en pesos – ver Nota 1.a)

	2003	2002
VARIACIONES DEL EFECTIVO (1)		
Efectivo al inicio del ejercicio	13,204,957	4,990,962
Efectivo al cierre del ejercicio	13,675,797	13,204,957
Aumento neto del efectivo	470,840	8,213,995
CAUSAS DE LAS VARIACIONES DEL EFECTIVO		
ACTIVIDADES OPERATIVAS		
(Pérdida) ordinaria del ejercicio	(2,907,227)	(15,155,221)
Intereses y Diferencia de cambio devengada sobre deuda	(957,741)	426,234
Ajustes para arribar al flujo neto de efectivo proveniente de las actividades operativas		
Depreciación de Bienes de Uso y Activos Intangibles	4,784,699	5,020,293
Previsión para desvalorización de inventarios (Efecto Neto)	661,689	3,520,607
Resultado por participaciones permanentes en sociedades	(933,161)	6,365,335
Resultado por participaciones a corto plazo	0	699
Previsión para contingencias	(1,042,593)	1,042,593
Desvalorización de anticipos de Bs. Uso por exposición a la inflación	1,585	691,572
Variación en Activos y Pasivos operativos		
Creditos por ventas	(6,707,707)	7,382,716
Bienes de Cambio	3,691,756	(6,605,347)
Deudas Comerciales	8,122,888	(965,777)
Remuneraciones, Cargas Sociales y Fiscales (neto de créditos fiscales)	1,557,432	3,974,447
Anticipo de clientes	(611,799)	6,423,746
Otros	5,236,868	66,100
Intereses pagados	(2,062,094)	(2,133,300)
FLUJO NETO DE EFECTIVO (UTILIZADO EN) GENERADO POR LAS ACTIVIDADES OPERATIVAS	8,834,595	10,054,697

Las notas 1 a 14 son parte integrante de estos estados contables.

ESTADO DE FLUJO DE EFECTIVO CORRESPONDIENTE AL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2003, COMPARATIVO CON EL EJERCICIO ANTERIOR.

- Expresados en pesos – ver Nota 1.a)

	2003	2002
ACTIVIDADES DE INVERSIÓN		
Adquisición de bienes de uso	(307,718)	(367,203)
FLUJO NETO DE EFECTIVO UTILIZADO EN LAS ACTIVIDADES DE INVERSIÓN	(307,718)	(367,203)
ACTIVIDADES DE FINANCIACIÓN		
Cancelación de préstamos	(8,056,037)	(1,473,499)
FLUJO NETO DE EFECTIVO UTILIZADO EN LAS ACTIVIDADES DE FINANCIACIÓN	(8,056,037)	(1,473,499)
AUMENTO NETO DEL EFECTIVO	470,840	8,213,995

(1) No considera las inversiones en acciones temporarias.

Las notas 1 a 14 son parte integrante de estos estados contables.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2003 Y 2002

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

a) Reexpresión en moneda homogénea.

Las normas contables profesionales establecen que los estados contables deben expresarse en moneda homogénea y, en un contexto de inflación o deflación, los estados contables deben expresarse en moneda de poder adquisitivo de la fecha a la cual corresponden dando reconocimiento contable a las variaciones en el índice de precios internos al por mayor (IPIM) publicado por el Instituto Nacional de Estadísticas y Censos, de acuerdo con el método de reexpresión establecido en la Resolución Técnica (RT) N° 6 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE).

Los estados contables de la Sociedad al 31 de diciembre de 2003 y 2002 reconocen las variaciones en el poder adquisitivo de la moneda hasta el 28 de febrero de 2003 de acuerdo con lo requerido por el Decreto 664/2003 del Poder Ejecutivo Nacional y la Resolución General N° 441 de la Comisión Nacional de Valores. Las normas contables profesionales, establecen que la discontinuación en la aplicación del método de reexpresión establecido en la RT N° 6 debió efectuarse a partir del 1° de octubre de 2003. De haberse reconocido los efectos de dichas variaciones, en el poder adquisitivo de la moneda al 30 de Septiembre de 2003, (a) la pérdida por el ejercicio finalizado al 31 de Diciembre de 2003 hubiera disminuido en aproximadamente $ 743.353 y (b) los rubros presentados con fines comparativos se hubieran reexpresado para reconocer los efectos. Los efectos de no haber reconocido dichas variaciones sobre el estado de situación patrimonial no han sido significativos.

b) Nuevas Normas Contables aplicadas en la preparación y presentación de los estados contables

La Comisión Nacional de Valores (CNV) emitió con fecha 14 de enero de 2003, la Resolución General N° 434 según la cual adopta, con ciertas excepciones y con vigencia obligatoria para ejercicios que se inicien a partir del 1° de enero de 2003, las nuevas normas contables aprobadas por el Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (CPCECABA) (Resoluciones Técnicas Nros. 16 a 20 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, con las modificaciones incorporadas por las Resoluciones C.D. Nros. 238/01, 243,01, 261/01, 262/01, 187/02 y M.D. 32/02 del CPCECABA).

Dichas normas contables incorporaron cambios en los criterios de medición del patrimonio neto y en la determinación de los resultados, así como nuevos requerimientos en materia de exposición. Los cambios que pueden resultar de mayor relevancia para la Sociedad incluyen la determinación del valor actual de sus créditos fiscales, la cuantificación del impuesto a las ganancias por el método de lo

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2003 Y 2002

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

diferido, las restricciones en cuanto al reconocimiento de activos intangibles y otros aspectos en materia de revelación como ser utilidades por acción, tal como se explica en cada uno de los rubros pertinentes.

Los efectos de los cambios de normas contables al comienzo de su primer ejercicio de aplicación han sido registrados en forma retroactiva, es decir que se han afectado los Resultados de Ejercicios Anteriores tal como se indica en la nota 14.

c) Comparatividad

Los saldos al 31 de diciembre de 2002 presentados con propósitos comparativos, surgen de reexpresar los importes de los estados contables a dichas fechas en moneda del 28 de febrero de 2003, siguiendo la metodología descripta en el ítem a). Dichos estados contables comparativos fueron modificados dando efecto a al aplicación del nuevo marco normativo mencionado en la presente nota e incluyen los efectos de los ajustes mencionados en Nota 14. Cabe consignar que si bien las nuevas normas profesionales requieren readecuar la exposición de los estados contables presentados con propósitos comparativos a los nuevos criterios contables adoptados, la Dirección de la Sociedad atendiendo a un concepto de practicidad, oportunidad y equilibrio entre costos y beneficios decidió computar los efectos antes mencionados sobre la situación patrimonial al 31 de diciembre de 2002, sin considerar el impacto de las nuevas normas para la determinación de los resultados del ejercicio terminado en esa fecha.

Por lo comentado en el párrafo anterior, el estado de resultados se encuentra afectado en cuanto a su comparabilidad.

d) Criterios de valuación

Los principales criterios de valuación utilizados en la preparación de los estados contables fueron los siguientes:

- Caja y bancos, inversiones corrientes, créditos por ventas, otros créditos y pasivos:

    - En moneda nacional: a su valor nominal al cierre, incluyéndose de corresponder, los intereses devengados explícitos o implícitos a dichas fechas, según corresponda, los cuales han sido determinados mediante el cálculo del valor descontado de los flujos de fondos siguiendo los criterios establecidos en la Resolución de MD N° 32/02 del Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, teniendo en cuenta las presentes circunstancias económicas en razón de

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2003 Y 2002

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

las características actuales del mercado financiero, por lo cual se ha considerado la tasa de interés de la financiación obtenida por la empresa.

- En moneda extranjera: a su valor nominal en moneda extranjera más los intereses explícitos o implícitos devengados al cierre, convertidos a los tipos de cambio vigentes a dichas fechas para la liquidación de estas operaciones. Las diferencias de cambio fueron imputadas a los resultados del período o ejercicio, según corresponda.

- Otros créditos y deudas en moneda nacional (excepto saldos por impuesto diferido): han sido valuados a su valor estimado descontado de la suma a cobrar o a pagar considerando los criterios establecidos en la Resolución de MD N° 32/02 del Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, en virtud de lo mencionado en el primer párrafo (Caja y Bancos, Créditos por ventas, Otros Créditos y Pasivos).

- Riesgo crediticio: la Sociedad en el curso habitual de sus negocios otorga crédito a clientes, entre los cuales se incluyen terminales automotrices, los cuales representan aproximadamente el 99% del total de los ingresos por ventas de la compañía. La Sociedad realiza permanentemente evaluaciones crediticias de la capacidad financiera de sus clientes, para reducir el riesgo potencial de pérdidas significativas por incobrabilidad.

- Instrumentos financieros: la Sociedad no utiliza instrumentos financieros derivados. Los saldos a cobrar y a pagar derivados de sus habituales operaciones comerciales y financieras se encuentran valuados según lo indicado en los párrafos anteriores, los cuales en opinión de la gerencia de MIRGOR no difieren de su valor corriente.

- Bienes de cambio:

  - Las materias primas (incluyendo aquellas en tránsito) fueron valuadas a sus valores de reposición al cierre considerando los precios de contado para los volúmenes habituales de compra. Asimismo, los bienes importados se valúan al costo de reposición considerando el tipo de cambio vigente al cierre.

  - Los productos elaborados fueron valuados a su costo de reproducción de contado al cierre con límite en su valor neto de realización.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2003 Y 2002

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

- Participaciones Permanentes en Sociedades:

  - Sociedades Art. 33 – Ley 19.550: a su valor patrimonial proporcional de acuerdo con lo establecido por la Resolución Técnica Nro. 5 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, con las modificaciones introducidas por la Resolución Técnica N° 19, el que fue calculado en base a los estados contables al 31 de Diciembre de 2003 de Interclima S.A., sobre los cuales han sido auditados por Pistrelli, Henry Martin, y Asociados S.R.L., habiéndose emitido sobre ellos un informe de auditoria con salvedades determinadas e indeterminadas de fecha 10 de marzo de 2004.

    Por otra parte, en la determinación del valor proporcional fueron considerados los ajustes necesarios para adaptar los criterios de valuación de la sociedad controlada a los de la Sociedad, entre los que se pudieron asignar el mayor valor del mercado de los bienes de uso de la controlada respecto del valor de libros, que se incluyó como valor de la inversión.

    El resultado por la participación en la Sociedad controlada se incluye en línea separada en el estado de resultados. (Ver apartado b) Impuesto a las ganancias – Impuesto a las ganancias mínimas presuntas.)

- Bienes de Uso

  Los bienes de uso se encuentran valuados a su costo reexpresado hasta el 28 de Febrero de 2003 de acuerdo con lo mencionado en la nota 1.a), menos las correspondientes amortizaciones acumuladas. Las amortizaciones se calculan aplicando tasas constantes calculadas en base a la vida útil estimada de los respectivos bienes. Como parte integrante de este rubro se incluyen aquellos bienes destinados a la locación.

  El valor residual contable de los bienes de uso se revisa para verificar si sufrió alguna desvalorización cuando existan hechos o haya cambios en las circunstancias que indican que el valor registrado puede no ser recuperable. Si existiese algún indicio y los valores de libro superasen el monto recuperable estimado, los activos o las actividades generadoras de fondos se reducen hasta llegar al monto recuperable. El monto recuperable para los bienes de uso equivale al valor neto de realización o al valor de uso, el que sea mayor. Al determinar el valor de uso, se efectúa una primera comparación con los flujos de fondos estimados futuros sin descontar. En el caso que el valor de los flujos de fondos fuera mayor que su valor neto de realización e inferior al valor residual contable, se efectúa una nueva comparación con el flujo descontado y el valor neto de realización para determinar cual es el valor recuperable de los bienes de uso y determinar la desvalorización a contabilizar en caso de corresponder. Las pérdidas y recuperos por desvalorización se reconocen en el estado de resultados.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2003 Y 2002

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

- Activos Intangibles

Hasta el 31 de Diciembre de 2002 los Gastos de investigación y desarrollo y Licencias vinculadas a nuevos productos, se incluían dentro del rubro de la referencia habiendo sido valuados a su costo de reposición reexpresado hasta el 28 de Febrero de 2003 de acuerdo con lo mencionado en la nota 1.a), menos las correspondientes amortizaciones acumuladas. Estos importes se amortizan aplicando tasas constantes para extinguir dichos valores en un período de tres años a partir del lanzamiento al mercado de los nuevos productos, los cuales serán amortizados en función de la alternativa a) 2. establecida en la sección 8.2.3. de la Resolución Técnica N° 17, es decir por el plazo de vida útil remanente.

A partir de la vigencia de las nuevas Resoluciones Técnicas, mencionadas en el apartado b) de la presente nota 1. los Gastos de Investigación y Desarrollo se imputarán a los resultados del período en el que se incurran.

- Previsiones:

  - Deducidas del activo:

    a) Para deudores incobrables: se han constituido para regularizar y adecuar la valuación de los créditos por ventas, sobre una base de análisis individual de aquellos que prestan índices de incobrabilidad.

    b) Desvalorización de bienes de cambio: se ha calculado teniendo en cuenta el valor recuperable de los ítems deteriorados, obsoletos o de lento movimiento.

- Cuentas de patrimonio neto:

  - Se encuentran reexpresadas hasta el 28 de Febrero de 2003 de acuerdo con el método descripto en el apartado a) de la presente nota, excepto la cuenta "Capital Social – Valor Nominal ", la cual se ha mantenido por su valor de origen. El ajuste derivado de su reexpresión en moneda del 31 de agosto de 1995 y del 28 de Febrero de 2003 se expone en la cuenta "Ajuste del Capital Social".

- Cuentas del estado de resultados

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2003 Y 2002
- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

- Las cuentas de resultados correspondientes al periodo comprendido entre el 01 de enero y el 28 de febrero de 2003 se encuentran actualizadas hasta este último momento. Los movimientos entre el 01 de marzo y el 31 de diciembre de 2003 se encuentran expresados en moneda nominal.

- Los resultados de inversiones permanentes fueron calculados de acuerdo con el método del valor patrimonial proporcional, aplicando el porcentaje de participación de la Sociedad sobre los resultados de la controlada, correspondientes al mismo período de tiempo que el de la Sociedad y deduciendo los resultados no transcendidos a terceros. Asimismo se incluyen en este concepto los ajustes necesarios para adaptar los criterios de valuación de la sociedad mencionada, a los de la controlada.

- Los resultados financieros y por tenencia incluyen tanto las diferencias de cambio, como así también el resultado por tenencia de bienes de cambio, los intereses y los resultados por exposición al cambio en el poder adquisitivo de la moneda.

- Se procedió a segregar los componentes financieros contenidos en la cuentas de resultado.

- Impuesto a las Ganancias – Impuesto a las ganancias mínimas presuntas.

a. Situación de MIRGOR S.A.

En el presente ejercicio no se constituyó una provisión por el impuesto a las ganancias, debido a que el resultado fiscal arrojó quebranto calculado de acuerdo con las normas vigentes.

A partir del presente ejercicio y como consecuencia de la puesta en vigencia de las nuevas normas contables referidas en el apartado b) de la presente nota, el impuesto a las ganancias se contabiliza siguiendo el método diferido del pasivo, por todas las diferencias temporarias existentes a la fecha del balance general entre las bases imponibles del activo y pasivo y sus montos registrados en los presentes estados contables, tal como lo establece la Resolución Técnica N° 17 de la FACPCE.

El activo por impuesto a las ganancias diferido se reconoce cuando existan diferencias que disminuyan los impuestos futuros y quebrantos acumulados de ejercicios anteriores que no fueron utilizados, en la medida en que sea probable la existencia de ganancia impositiva disponible para poder utilizar contra ellas. El valor de libros de los activos por impuesto a las ganancias diferido se revisa cada vez que se preparan los estados contables y se reduce en la medida en que ya no haya probabilidad de que exista suficiente ganancia imponible contra la cual se pueda utilizar la totalidad o una parte del activo por impuesto a las ganancias diferido.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2003 Y 2002

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

De acuerdo con las normas del organismo de control los activos y pasivos por impuesto a las ganancias diferido son valuados a su valor nominal y cuantificados a las tasas que se espera que se apliquen al período en que se realice el activo o se cancele el pasivo considerando las normas legales sancionadas hasta la fecha de los estados contables y se exponen en el activo o pasivo no corriente, según corresponda. Las normas contables profesionales aprobadas por el Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, establecen que los saldos de impuesto diferido deben ser valuados a su valor descontado utilizando tasas de mercado vigentes al cierre del período o ejercicio. Teniendo en cuenta lo indicado en el siguiente párrafo el efecto de dicho descuento sobre el patrimonio neto al 31 de diciembre de 2003 y el resultado por el ejercicio finalizado en esa fecha no ha sido significativo en relación a los presentes estados contables.

Considerando que la empresa cuenta con quebrantos impositivos por la suma de $ 9.485.675, existe un activo por impuesto diferido de $ 3.319.986, el que ha sido desvalorizado en un 100% teniendo en cuenta las dificultades del mercado actual que asegure la probabilidad de la recuperación del activo en cuestión con ganancias sujetas al impuesto. Tales impuestos diferidos tienen las siguientes fechas de prescripción:

Año de Origen	Monto de Quebranto	Impuesto Diferido	Año de Prescripción
1998	256.985	89.945	2003
1999	(38.614)	(13.515)	
2000	323.527	113.234	2005
2001	119.008	41.653	2006
2002	9.853.317	3.448.661	2007
2003 (previsión)	(1.028.548)	(359.992)	
Totales	**9.485.675**	**3.319.986**	

En el ejercicio finalizado al 31 de diciembre de 2003, el importe determinado en concepto de impuesto a la ganancia mínima presunta fue superior al impuesto a las ganancias. En consecuencia el valor de la provisión asciende a $ 471.264, la cual fue registrada con contrapartidas en los créditos fiscales no corrientes.

b. Situación en la controlada ICSA

Interclima S.A. no ha provisionado monto alguno en carácter de impuesto a las ganancias, por entender que están dadas las

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2003 Y 2002

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

condiciones macroeconómicas de la Argentina para practicar el Ajuste por Inflación Impositivo, previsto en la ley del gravamen. La Empresa confeccionó y presentó la declaración jurada correspondiente al gravamen por el período fiscal 2002, conteniendo dicho ajuste, lo cual llevó a determinar un quebranto aproximado de $5.200.000.

De no practicarse el ajuste por inflación impositivo, la Empresa hubiera determinado por el ejercicio 2002, un impuesto a las ganancias, de aproximadamente $ 384.342, (luego del cómputo de quebrantos de períodos anteriores), y de $ 792.813 por el ejercicio 2003.

Interclima S.A. interpuso un recurso ante el Poder Judicial a los efectos de contar con la protección jurisdiccional correspondiente, al entender que debido a la alta inflación que afectó al ejercicio 2002 debe dejarse sin efecto el artículo 39 de la ley N° 24.073 del año 1992, que estableció el índice aplicable para el ajuste por inflación impositivo en el valor de 1.00 (uno) y suspendió en los hechos tal ajuste en la base imponible, incorporado a la legislación en un contexto económico totalmente distinto al del ejercicio 2002. En consecuencia, dicho pasivo ($ 1.177.155) no ha sido registrado en los estados contables al 31 de Diciembre de 2003, sin embargo, a partir del presente ejercicio la empresa consideró para la valuación de la inversión dicha contingencia. Teniendo en cuenta que se trata de un cambio de criterio de medición, dicho menor valor al inicio del ejercicio ($ 384.342) fue considerado como un Ajuste de Resultados de Ejercicios Anteriores (ver Nota 14).

Con fecha 17 de Julio de 2003, el juez que entiende en la causa hizo lugar a la medida cautelar solicitada por la Compañía ordenando al Estado Nacional que se abstenga de iniciar cualquier procedimiento administrativo o judicial, de efectuar cualquier clase de reclamo, intimación o denuncia así como de aplicar cualquier sanción fundado en la supuesta prohibición del ajuste por inflación.

- Estado de flujo de efectivo

De acuerdo con lo previsto en la Resolución Técnica N° 19 de la FACPCE, se incluye como estado básico el Estado de Flujo de Efectivo. La Sociedad preparó dicho estado de acuerdo con el método indirecto, partiendo del resultado neto y sumándole o deduciéndole, según corresponda, aquellas partidas que intervinieron en su determinación pero que no afectaron los fondos y los cambios en activos y pasivos, como así también los flujos netos de efectivo "generados por" o "utilizados en" las actividades de "inversión" y de "financiación". La Sociedad ha considerado como concepto de "efectivo" al, efectivo más las inversiones de rápida conversión en efectivo (colocaciones originales menores a tres meses de plazo).

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2003 Y 2002

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS

	31/12/2003	31/12/2002
ACTIVO CORRIENTE		
Caja y Bancos		
Caja y fondo fijo moneda nacional	36,532	10,236
Caja moneda extranjera	105,476	46,551
Bancos moneda nacional	4,360,105	7,789,049
Bancos moneda extranjera	9,172,724	294,750
	13,674,837	8,140,586
Inversiones Temporarias		
Caja de ahorro y otros en moneda ext.	0	5,063,401
Inversiones en moneda nacional y otros	1,547	1,558
	1,547	5,064,959
Créditos por ventas		
Deudores por ventas	14,913,725	8,205,955
Previsión deudores incobrables	(85,177)	(85,114)
	14,828,548	8,120,841
Créditos fiscales		
IVA crédito fiscal	110,166	883,273
Otros	0	23,530
	110,166	906,803
Otros Créditos		
Documentos a Cobrar	749,597	1,513,368
Intereses a Devengar	(95,109)	(78,248)
Otros	611,517	429,204
	1,266,005	1,864,324

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2003 Y 2002

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS – Continuación

	31/12/2003	31/12/2002
Bienes de cambio		
Productos elaborados	10,420,164	11,096,316
Materia prima	22,064,611	30,047,273
Materia prima en tránsito	7,110,837	2,915,940
Existencia al cierre	39,595,612	44,059,529
Anticipo a proveedores en moneda nacional - Nota 7	366,500	785,426
Anticipo a proveedores en moneda extranjera	1,950,354	759,267
Previsión para desvalorización	(7,491,316)	(6,829,627)
	34,421,150	38,774,595
ACTIVO NO CORRIENTE		
Créditos Fiscales		
Ahorro obligatorio	7,821	7,879
I.V.A. Crédito fiscal	93,481	321,286
Impuesto a la ganancia Mínima Presunta	1,503,330	1,273,669
Beneficios promocionales a cobrar - Nota 4.c)	779,973	925,103
Otros	110,997	115,269
	2,495,602	2,643,206
Otros Créditos		
Reintegros a cobrar en moneda nacional - Nota 4	919,770	926,583
Documentos a Cobrar	1,426,633	3,410,035
Intereses a Devengar	(181,012)	(469,490)
	2,165,391	3,867,128

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2003 Y 2002

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS – Continuación

	31/12/2003	31/12/2002
PASIVO CORRIENTE		
Deudas:		
Comerciales		
En moneda local	6,762,362	5,307,147
En moneda extranjera	11,550,760	4,883,087
	18,313,122	10,190,234
Remuneraciones, Cargas Sociales y Fiscales		
Deudas sociales	662,491	468,278
Deudas fiscales	966,161	547,183
	1,628,652	1,015,461
Préstamos		
Financieros en monera local	2,216,748	4,948,206
Financieros en monera extranjera	3,351,894	4,509,748
	5,568,642	9,457,954
Anticipos de clientes		
En monera local	1,798,553	0
En monera extranjera	2,251,990	6,423,746
	4,050,543	6,423,746
Otras		
Sociedad Art. 33 Ley 19.550 -Nota 7	1,167,343	1,304,812
Otras - Anexo G	230,389	154,602
	1,397,732	1,459,414
PASIVO NO CORRIENTE		
Deudas		
Préstamos		
Financieros en monera local	2,782,244	2,807,948
Financieros en monera extranjera	6,867,900	14,028,757
	9,650,144	16,836,705
Otras		
Sociedad Art. 33 Ley 19.550 -Nota 7	3,000,000	0
	3,000,000	0

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2003 Y 2002

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS – Continuación

	31/12/2003	31/12/2002
OTROS INGRESOS Y EGRESOS		
Diferencia de inventario	(890,743)	0
Otros	188,476	415,239
	(702,267)	415,239

NOTA 3 – ESTADO DE CAPITALES – PATRIMONIO NETO

a) Estado de Capitales

De acuerdo con lo dispuesto por la modificación al estatuto de la Sociedad, aprobado por la Asamblea General Extraordinaria de Accionistas del 27 de mayo de 1994, el capital de la Sociedad se incrementó de 3,20 a 2.000.000-

El mismo está representado por 20.000.000 de acciones ordinarias escriturales, de valor nominal 0,10 y se encuentra totalmente inscripto, suscripto e integrado.

Las acciones de la Sociedad fueron convertidas en tres clases, como se detalla a continuación:

Clase de acciones	Votos
Clase "A"	Con derecho a tres (3) votos c/u.
Clase "B"	Con derecho a tres (3) votos c/u.
Clase "C"	Con derecho a un (1) voto c/u.

Cada una de las acciones Clases A, B y C tienen los mismos derechos para el cobro de dividendos.

La estructura del capital al 31 de Diciembre de 2003 y 31 de Dciembre de 2002, era la siguiente:

Clase de acciones	Cantidad
Clase "A"	5.200.000
Clase "B"	5.200.000
Clase "C"	9.600.000
TOTAL	20.000.000

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2003 Y 2002

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 3 – ESTADO DE CAPITALES – PATRIMONIO NETO - Continuación

b) Otras reservas – para futuros dividendos.

Se incluye en este rubro las decisiones de las Asambleas de Accionistas del 24 de mayo de 1995, del 22 de mayo de 1998 y 29 de abril de 1999, las que aprobaron la constitución de una reserva para futuros dividendos de 18.784.406, 7.693.924 y 8.353.403, respectivamente; quedando a disposición del Directorio para que éste, de considerarlo oportuno, la afectara al pago de Dividendos en efectivo. Con fecha 14 de julio de 1995, 12 de mayo de 1998, 12 de julio de 1999, 13 de diciembre de 1999, el 18 de julio de 2000 y el 15 de diciembre de 2000, el Directorio aprobó los pagos de 9.368.077, de 9.342.622, de 3.846.962, de 3.846.962, de 4.176.701 y de 4.176.701 respectivamente.

NOTA 4 – REGIMEN IMPOSITIVO

Por los bienes y actividades desarrolladas en la Provincia de Tierra del Fuego la Sociedad se encuadra en los siguientes Regímenes:

- De promoción Industrial, establecido por la Ley Nacional N°19.640 del año 1972, por desarrollar actividades en la Provincia de Tierra del Fuego. En tal sentido, la Sociedad goza de ciertos beneficios impositivos y aduaneros hasta el año 2013, que incluyen:

  a) Impuesto a las Ganancias: Mediante el Decreto N°1395/94 el Poder Ejecutivo Nacional estableció que, a partir del 1° de septiembre de 1994, debe atribuirse como renta exenta del impuesto a las ganancias (cuya alícuota actual es del 35%) por las utilidades imputables a esa Provincia, el 85% (ver efecto del Decreto 615/97) del precio de venta al cliente.

  b) Impuesto al valor agregado (IVA): las ventas de la Sociedad están gravadas por el IVA a la tasa del 21% a partir de abril de 1995, que es cobrado a los clientes de Mirgor S.A.C.I.F.I.A.

  El Decreto N°1395/94 dispuso que el crédito fiscal presunto, computable a partir del 1° de septiembre de 1994, equivale al que resulte de aplicar la tasa del gravamen sobre el 61,11% (ver efecto del Decreto 615/97) del precio neto de venta al cliente. Por lo tanto, la obligación tributaria se redujo al 8% del mismo a partir de abril de 1995.

  c) Por medio de la Ley N°23.697 el Gobierno Nacional suspendió los beneficios tributarios durante los años 1989 y 1990. Como resultado de ello, la Sociedad efectuó pagos en concepto de Impuesto a los Capitales e Impuesto al Valor Agregado que, de acuerdo con la citada Ley, les serían reembolsados a través de bonos de crédito fiscal.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2003 Y 2002

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 4 – REGIMEN IMPOSITIVO – Continuación

La Resolución General N°3838/94 de la Dirección General Impositiva reglamentó la forma para obtener los señalados bonos (certificados de crédito fiscal), la Sociedad contabilizó oportunamente dichos créditos por 1.511.787,90 (valor histórico sin reexpresar), en virtud de la diferencia surgida entre el importe originalmente contabilizado y la suma solicitada con fecha 27 de junio de 1995 de acuerdo con las normas de valuación de dicha resolución.

Con fecha 17 de septiembre de 1996 la Dirección General Impositiva notificó del dictamen en el cual reconoció un monto superior a favor de la Sociedad (2.194.141,99) (valor histórico sin reexpresar) como consecuencia de la aplicación en la actualización de un índice del mes anterior al utilizado por la Sociedad en la presentación original. Asimismo con respecto a la devolución de IVA – Proveedores queda registrado un crédito por 148.853,37 (valor histórico sin reexpresar) a ser tramitado por el régimen de recupero de IVA por exportación.

Teniendo en consideración que el 2 de mayo de 1996, el Ministerio de Economía y Obras y Servicios Públicos emitió la Resolución N°580/96, y que se trata de créditos anteriores al 1° de abril de 1991, la Sociedad decidió registrar el crédito reconocido al valor de cotización, vigente al cierre de cada período, de los Bonos de Consolidación de Deuda emitidos de conformidad con la Ley 23.982 y sus disposiciones reglamentarias.

Con fecha 19 de mayo de 1997, la Sociedad fue notificada por parte de la DGI de la conformidad provisoria del monto indicado en los apartados anteriores.

d) Derechos aduaneros (que para la Sociedad resulta aproximadamente el 15%) y la tasa de estadística (equivalente al 3%): de todos los insumos importados empleados para sus operaciones en Tierra del Fuego que por los beneficios otorgados por la Ley 19.640 no son abonados.

e) El ahorro obtenido por la Sociedad por los conceptos señalados en los apartados b) y d) son los siguientes:

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2003 Y 2002

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 4 – REGIMEN IMPOSITIVO – Continuación

	Ejercicios Finalizados el 31 de Diciembre de	
	2003	2002
Impuesto al Valor Agregado	14,068,442	15,208,391
Derechos aduaneros y tasa de estadística (montos aproximados)	8,465,081	9,084,875

Si bien la localización en la Provincia de Tierra del Fuego implica para la Sociedad gozar de los beneficios promocionales descriptos en los párrafos anteriores, tal situación origina por otra parte, incurrir en mayores costos tales como: salarios, comunicaciones, fletes, alquileres, viajes, etc.

El Decreto N°615/97 de fecha 7 de julio de 1997, modificatorio del Decreto N°1395/94 restituyó ciertos beneficios impositivos otorgados al amparo de la Ley de Promoción Industrial. En virtud de dicho decreto, el crédito fiscal presunto computable a partir del 1° de agosto de 1997, en el Impuesto al Valor Agregado equivale al que resulte de aplicar la tasa del gravamen (vigente al momento de la venta) sobre el precio neto de la venta al cliente. Asimismo, modificó el criterio en el impuesto a las Ganancias, dado que las ventas realizadas desde la Pcia. de Tierra del Fuego al Territorio Continental de la Nación gozan de la exención del 100% del impuesto previsto en el inciso a) del Art. 4° de la Ley 19.640.

Los beneficios derivados de la presente nota no requieren para la sociedad el cumplimiento de compromisos adicionales, excepto la realización de las actividades pertinentes en Tierra del Fuego.

Con relación a los reintegros a cobrar en moneda nacional por exportaciones realizadas del continente a la Isla de Tierra del Fuego, debido a demoras en el pago por parte del Estado Nacional, la sociedad presentó una serie de solicitudes para el cobro de los mismos ante la Dirección General de Aduanas (Sección Regimenes Promocionales). A la fecha de emisión de los presentes Estados Contables, si bien se dictaron resoluciones denegatorias en las etapas administrativas, los asesores legales de la Sociedad entienden que las operaciones se realizaron dentro del marco de la ley 19640 y por ende les corresponde la percepción de los reintegros que la normativa vigente prescribe. Dichas resoluciones denegatorias fueron impugnadas por lo cual las actuaciones se encuentran dentro de la Dirección de Legal y Técnica Aduanera a los efectos de producir dictamen.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2003 Y 2002

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 4 – REGIMEN IMPOSITIVO – Continuación

- De competitividad, establecido por el Decreto Nacional N° 730/01 a los efectos de mejorar la competitividad y la generación de empleo en el país. Los principales beneficios que se establecieron para las empresas adheridas se detallan a continuación:

a) Exención total del impuesto sobre los intereses pagados y el costo financiero del endeudamiento empresario;
b) Exención total del impuesto a la ganancia mínima presunta;
c) Cómputo como crédito fiscal en el impuesto al valor agregado de los montos abonados en concepto de contribuciones patronales sobre la nómina salarial con destino al Sistema Unico de Seguridad Social (SUSS).

Los beneficios indicados en a) tienen vigencia a partir del 31 de Agosto de 2001, los señalados en b) y c) a partir del 1° de Julio de 2001. En los casos a) y b) el goce de los beneficios finalizaron el 30 de Junio de 2003; y el señalado en c) finalizó el 30 de Noviembre de 2001.

NOTA 5 – CLIENTES SIGNIFICATIVOS Y ACUERDOS DE LICENCIA

Por los períodos finalizados al 31 de Diciembre de 2003 y 2002, las ventas de la Sociedad a sus clientes más significativos fueron las siguientes:

	2003	2002
Volkswagen Argentina S.A.	50%	44%
General Motors Argentina.	17%	16%
Renault Argentina S.A.	16%	8%
Mercedez Benz	7%	5%
Peugeot Citroen Argentina S.A	7%	6%

Una significativa parte de los productos de la Sociedad son realizados bajo acuerdos de licencia con Valeo Thermique Habilitacle.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2003 Y 2002

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 6 – SOCIEDAD CONTROLANTE

Sociedad Controlante: II Tevere S.A.

Domicilio legal: Paseo Colon 221, Piso 2 – Capital

Actividad principal: Inversora en acciones de otras sociedades.

Porcentaje de votos: 76,47%

Porcentaje de acciones: 52%

Con fecha 15 de julio de 1996 quedó concretada la transferencia del 40% de las acciones de II Tevere S.A. a favor de Valeo Climatisation, quien en forma indirecta participa del 20,8% del capital de MIRGOR S.A.C.I.F.I.A. y del 30,59% de los votos. El 6 de marzo de 1998, se concretó la transferencia del 10% de las acciones de II Tevere S.A. a favor de Valeo Climatisation; por lo cual la participación en MIRGOR S.A.C.I.F.I.A. se incrementó al 26%.

NOTA 7 – OPERACIONES CON SOCIEDADES ART. 33 – LEY N°19.550

En el transcurso del los ejercicios finalizados el 31 de Diciembre de 2003 y 2002, la Sociedad ha realizado operaciones de compras de mercaderías y otras operaciones con su controlada por (3.134.436) y (765.852) respectivamente. –

Con fecha 20 de agosto de 1998, el Directorio de la Sociedad, decidió efectuar un aporte irrevocable para futuros aumentos de capital, por la suma de 3.000.000, en INTERCLIMÁ S.A., a través de parte de la deuda que dicha compañía mantenía con la Sociedad.
Asimismo con fecha 29 de noviembre de 1999 el Directorio de la Sociedad decidió efectuar otro aporte irrevocable para futuros aumentos de capital, por la suma de 4.500.000, en INTERCLIMA S.A., a través de la deuda que dicha compañía mantenía con la Sociedad.

Al 31 de Diciembre de 2003 y al 31 de Diciembre de 2002 los saldos a favor de MIRGOR y/o INTERCLIMA S.A. ascendían a:

	2003	2002
Anticipos a Proveedores – Corriente	0	49.476
Otras Deudas – Corrientes	(1.167.343)	(1.304.812)
Otras Deudas – No Corrientes	(3.000.000)	0
TOTAL	(4.167.343)	(1.255.336)

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2003 Y 2002

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 8 – RETENCIÓN DE IMPUESTO A LAS GANACIAS SOBRE DIVIDENDOS

Cuando se configure el pago de dividendos en exceso de la ganancia gravada conforme a las disposiciones de la ley de Impuesto a las Ganancias, se deberá retener con carácter de pago único y definitivo, el 35% sobre el referido excedente. En función del artículo sin número siguiente al artículo 69 de la mencionada Ley, la Sociedad no se encuentra obligada a efectuar retención alguna por este concepto.

NOTA 9 - LIBROS RUBRICADOS

Se detallan a continuación los libros con fecha de rúbrica posterior al de las operaciones respectivas:

Diario N°	Fecha de rúbrica	Operaciones del periodo
37	21 de Febrero de 2003	01/07/02 al 28/08/02
38	21 de Febrero de 2003	28/08/02 al 30/09/02
39	11 de Marzo de 2003	01/10/02 al 22/11/02
40	11 de Marzo de 2003	23/11/02 al 31/12/02
41	6 de Mayo de 2003	01/01/03 al 28/02/03
42	1 de Julio de 2003	28/02/03 al 14/04/03
43	1 de Julio de 2003	14/04/03 al 30/05/03
44	23 de Julio de 2003	30/05/03 al 22/07/03
45	23 de Julio de 2003	22/07/03 al 02/09/03
46	22 de Septiembre de 2003	02/09/03 al 09/10/03
47	22 de Septiembre de 2003	09/10/03 al 22/11/03
48	22 de Diciembre de 2003	22/11/03 al 31/12/03

NOTA 10 – ACONTECIMIENTOS ECONÓMICOS SIGNIFICATIVOS RECIENTES

A partir de comienzos de diciembre de 2001, las autoridades nacionales implementaron diversas medidas de carácter monetario y de control de cambios, que comprendían principalmente la restricción a la libre disponibilidad de los fondos depositados en las entidades bancarias y la imposibilidad práctica de realizar transferencias de fondos al exterior, con excepciones vinculadas al comercio exterior y otras transacciones autorizadas, las cuales se encuentran en algunos casos sujetas a la previa aprobación del Banco Central de la República Argentina (BCRA). Posteriormente, el Gobierno declaró el incumplimiento del pago de los servicios de la deuda externa y, el 6 de enero de 2002, el Congreso Nacional sancionó la ley N° 25.561 de Emergencia Pública y Reforma del Régimen Cambiario que implicó un profundo cambio del modelo económico vigente hasta ese momento y la modificación de la ley de convertibilidad vigente

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2003 Y 2002

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 10 – ACONTECIMIENTOS ECONÓMICOS SIGNIFICATIVOS RECIENTES - Continuación

desde marzo de 1991, y que faculta al Poder Ejecutivo, entre otros aspectos, a sancionar medidas adicionales de carácter monetario, financiero y cambiario conducentes a superar la actual crisis económica en el mediano plazo.

El Decreto N° 71/2002 del Poder Ejecutivo y la Comunicación "A" 3425 y sus modificatorias, del Banco Central de la República Argentina ("BCRA"), establecieron un mercado de cambios "oficial", básicamente para exportaciones y ciertas importaciones y obligaciones financieras y otro "libre" para el resto de las operaciones. La paridad del mercado "oficial" fue establecida en 1,40 por dólar y la cotización del mercado "libre" al cierre del primer día de reapertura del mercado cambiario (11 de enero de 2002), que había estado suspendido desde el 23 de diciembre de 2001, osciló entre 1,60 y 1,70 pesos por cada dólar, tipo vendedor.

Posteriormente, se emitieron diversas normas, que introdujeron modificaciones adicionales a la nueva normativa vigente, entre las que cabe mencionar: la unificación del mercado cambiario en un mercado "libre", la pesificación de los depósitos en dólares mantenidos en instituciones financieras del país al tipo de cambio de 1,40 pesos por cada dólar, y de todas las obligaciones expresadas en dicha moneda, contraídas al 6 de enero de 2002 en el país, al tipo de cambio de 1 peso por cada dólar, la pesificación de las tarifas de los servicios públicos anteriormente pactadas en dólares y su posterior renegociación caso por caso, la autorización previa del BCRA para realizar ciertas transferencias al exterior por servicios de capital e intereses, la suspensión de los despidos sin justa causa que vencerá a principios de 2003 y la suspensión de las causales de disolución por pérdida del capital social y reducción obligatoria del mismo establecidas en la Ley de Sociedades Comerciales.

Teniendo en cuenta los comentarios vertidos en los párrafos anteriores, la Empresa y su controlada mantienen créditos fiscales, reintegros a cobrar y otros créditos contra el Estado por la suma de $ 8,3 millones expuestos en el activo no corriente cuya recuperación futura depende tanto de las probabilidades del Estado Nacional en revertir la declaración de falta de pago de su deuda, así como también de la generación de ingresos sujeto a impuestos, los cuales se encuentran afectados por el marco de incertidumbre del Mercado Argentino en general; al mismo tiempo, la compañía carece de elementos de juicio para determinar la forma y el momento de cobro de tales créditos.

NOTA 11 – PRÉSTAMOS BANCARIOS – RESTRICCIÓN A LA DISTRIBUCIÓN DE UTILIDADES

La Sociedad mantiene préstamos bancarios con el Citibank N.A. por la suma de U$S 840.000, a un plazo de 28 meses con pago de intereses conforme la tasa LIBOR más un 6% en forma mensual, con el Banco Francés BBVA por la suma de U$S 1.000.000 a pagar en 14 cuotas mensuales con un interés de tasa LIBOR a 30 días más 500bp y con el banco BNP por la suma de U$S 2.700.000 y $ 1.998.500 a pagar en cuatro cuotas anuales y once cuotas trimestrales respectivamente, con un interés de libor a 180 días más 6% y baibor más 4%.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2003 Y 2002

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 11 – PRÉSTAMOS BANCARIOS – RESTRICCIÓN A LA DISTRIBUCIÓN DE UTILIDADES - Continuación

La contratación de estos préstamos implica para la Sociedad el cumplimiento de ciertas condiciones y requisitos, especialmente aquellas referidas al mantenimiento de ciertas ecuaciones en sus estados contables medidos en forma trimestral, destacándose entre ellas las destinadas a medir la relación entre algunos pasivos y los intereses pagados, como así también el mantenimiento de limites en el endeudamiento contraído por la Compañía, que en el caso del préstamo con el Citibank N.A., el que no puede superar la suma de U$S 25 millones. Por otra parte la Compañía se comprometió a no distribuir dividendos durante la vigencia del préstamo y a no realizar cancelaciones anuales al B.N.P. mayores al 25% del total de la deuda que la sociedad posee con dicha entidad al momento de la reestructuración. Asimismo, en otras líneas de crédito la Sociedad ha asumido otros compromisos habituales para este tipo de reestructuración.

NOTA 12 – IMPUESTO A LAS GANANCIAS

La alícuota de impuesto a las ganancias aplicable no ha tenido variaciones en el período bajo consideración.

La conciliación de los gastos por impuesto a las ganancias aplicable a las ganancias por actividades operativas antes de impuesto a las ganancias a la alícuota legal con el gasto por impuesto a las ganancias a la alícuota efectiva de impuesto a las ganancias por el ejercicio finalizado el 31 de Diciembre de 2003 fue la siguiente:

	$
- Pérdida por actividades operativas antes de impuesto a las ganancias	(2,907,227)
Diferencias permanentes	
-Resultado por inversiones en otras sociedades	(933,161)
-Resultado de actividad aduanera especial en Tierra del Fuego	2,688,808
-Otras diferencias permanenetes	2,136,783
Resultado de actividades gravadas en el Impuesto a las Ganancias	985,203
A la alícuota legal de impuesto a las ganancias	(344,821)
- Variación de diferencias temporarias	
Previsión para desvalorización	(64,551)
Diferencia de cambio diferida	49,381
Subtotal	(359,991)
Previsionados	359,991
Cargo contable por Impuesto a las ganancias	-

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2003 Y 2002

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 12 – IMPUESTO A LAS GANANCIAS – Continuación

La evolución de las diferencias temporarias es la siguiente:

ACTIVO DIFERIDO 31.12.02	(471.185)
Impacto por cambio de participación de la actividad gravada	(1.030.796)
ACTIVO DIFERIDO 31.12.02 actualizado	(1.501.981)
Diferencias temporarias convertidas a diferencias permanentes	270.737
Variaciones de diferencias temporarias	(327.504)
ACTIVO DIFERIDO 31.12.03	(1.558.748)
Desvalorización	1.558.748
Activos Diferidos corrientes	-

El activo diferido al cierre se encuentra conformado por los siguientes conceptos:

Previsión desvalorización Bienes de Cambio	(1.958.728)
Previsión para incobrables	(23.283)
Diferencias de cambio activable	423.263
	(1.558.748)

NOTA 13 –UTILIDAD POR ACCIÓN

Las utilidades por acción (básica y diluida) se calculan dividiendo el resultado neto del ejercicio asignable a las acciones ordinarias por el promedio ponderado de acciones ordinarias en circulación durante el mismo ejercicio. No se han producido operaciones que involucren acciones ordinarias o posibles acciones ordinarias desde la fecha de la emisión de la información y hasta la finalización de estos estados contables.

NOTA 14 –MODIFICACIÓN DE RESULTADOS DE EJERCICIOS ANTERIORES

Durante el presente período y como consecuencia de la aplicación de las nuevas normas contables vigentes a partir del 1 de enero de 2003, tal como se indica en la nota 1b), la Sociedad ha registrado dicho impacto en los resultados acumulados al 31 de Diciembre de 2002.

El impacto total ascendió a $ 1.928.327 pérdida y se relaciona en su mayoría con la valuación de los créditos y deudas al valor actual neto del importe a cobrar o a pagar según corresponda y con el reconocimiento de débitos a proveedores. A dicho importe corresponde adicionarle la suma de $ 384.214 por el ajuste indicado en la nota 1.b.